EXHIBIT 10.67

SERIES 2000-1 SUPPLEMENT

Dated as of November 21, 2000

to

INDENTURE

Dated as of November 21, 2000

TRUCK ENGINE RECEIVABLES MASTER TRUST

as Issuer

and

THE BANK OF NEW YORK,

as Indenture Trustee

TRUCK ENGINE RECEIVABLES MASTER TRUST
SERIES 2000-1 NOTES

TABLE OF CONTENTS

EXHIBITS

SCHEDULES

THIS SERIES 2000-1 SUPPLEMENT is dated as of November 21, 2000 (as amended, supplemented or otherwise modified, this "Series 2000-1 Supplement") to the Indenture dated as of November 21, 2000 (as amended, supplemented or otherwise modified, the "Indenture"), among Truck Engine Receivables Master Trust (the "Issuer" or the "Trust") and The Bank of New York, as Indenture Trustee (as indenture trustee and not in its individual capacity, the "Indenture Trustee").

Section 2.1 of the Indenture provides that the Issuer may from time to time issue one or more new Series of Notes. The Principal Terms of any new Series of Notes are to be set forth in a Series Supplement. Pursuant to this Series 2000-1 Supplement, the Issuer and the Indenture Trustee shall create the Series 2000-1 Notes and specify the Principal Terms thereof. The Servicer is acknowledging this Series 2000-1 Supplement to agree to the terms hereof applicable to the Servicer.

ARTICLE I

DEFINITIONS

(1)   Capitalized terms used, but not defined, in this Series 2000-1 Supplement shall have the respective meanings assigned them in Part I of Appendix A to the Trust Sale and Servicing Agreement dated as of November 21, 2000 among Navistar Financial Corporation, as servicer, the Seller and the Trust. Certain capitalized terms used in this Series 2000-1 Supplement shall have the respective meanings assigned them in Exhibit B to this Series 2000-1 Supplement. Whenever used in this Series 2000-1 Supplement, the following words shall have the following meanings:

"Amortization Period" for the Series 2000-1 Notes will be the period commencing on the Amortization Period Commencement Date and ending on the earlier to occur of (1) payment of the entire principal balance of the Series 2000-1 Notes, (2) the recommencement of the Revolving Period under the circumstances set forth herein and (3) the Stated Final Maturity Date.

"Amortization Period Commencement Date" shall be the date of the earliest of (i) the commencement of an Early Amortization Period and (ii) the Scheduled Amortization Period Commencement Date.

"ASA Measuring Period" means, for any Cut-Off Date falling in a Group I Amortization Period, the Collection Period ending on that Cut-Off Date (or the portion thereof falling after the Group I Amortization Calculation Date, in the case of the first Cut-Off Date falling in the Group I Amortization Period).

"Available Subordinated Amount" means, (x) as of the Group I Amortization Calculation Date, the product of (a) the Investor Allocation Percentage, multiplied by (b) the result of:

(1)   the product of (A) the unpaid balance of Receivables at the opening of business on the Group I Amortization Calculation Date and (B) the Group Collection Allocation Percentage on that date; minus

(2)   the sum of (A) the lesser of (1) the Base Amount and (2) the Net Invested Amount and (B) the sum of the Carrying Cost Receivables Reserve and the Negative Carry Receivables Reserve, each at the opening of business on the Group I Amortization Calculation Date and

(y) for any Cut-Off Date falling in a Group I Amortization Period, an amount equal to (a) the Available Subordinated Amount as of the Group I Amortization Calculation Date, minus (b) the amount of the Investor Allocable Dilution/Warranty Amount with respect to the ASA Measuring Period ending on that Cut-Off Date, plus (c) the amount of any Investor Allocable Dilution/Warranty Adjustments with respect to the ASA Measuring Period ending on that Cut-Off Date (to the extent not applied to reinstate Investor Dilution/Warranty Charge-Offs). In no event will the Available Subordinated Amount at any time be less than zero or greater than the Available Subordinated Amount calculated as of the Group I Amortization Calculation Date.

"Base Amount" shall mean the amount calculated as set forth in Part I of Exhibit B hereto.

"Calculation Agent" shall mean the Indenture Trustee or any other Calculation Agent selected by the Seller which is reasonably acceptable to the Indenture Trustee.

"Carrying Cost Account Specified Amount" means the product of (a) the amount of Current Carrying Costs payable on the Payment Date relating to the Collection Period during which such Business Day falls multiplied by (b) 2.

"Current Carrying Costs" shall mean, for any Payment Period, the sum of (i) the Monthly Interest on the Series 2000-1 Notes that will be payable on the next Payment Date, (ii) the amount of interest payable on the next Payment Date on all Notes in Series other than Series 2000-1 that are within Group I and (iii) the Monthly Servicing Fee that will be payable on the next Payment Date.

"Cut-Off Date" means the last day of any Collection Period or ASA Measuring Period.

"Dilution/Warranty Allocation Percentage" means, for any ASA Measuring Period, for all Series in Group I, the percentage equivalent of a fraction the numerator of which is the Group Invested Amount and the denominator of which is the sum of the principal balances of all outstanding Series, in each case determined as of the beginning of such ASA Measuring Period.

"Group I Amortization Calculation Date" means the day before a Group I Amortization Period begins.

"Group I Amortization Event" means an event which is an Early Amortization Event for all Series in Group I.

"Group I Amortization Period" means the period, if any, during which all Series in Group I are in an Early Amortization Period.

"Group Collection Allocation Percentage" means, with respect to a Business Day, the amount calculated as set forth in Part II of Exhibit B hereto.

"Group Collections" means, with respect to a Business Day, an amount equal to the sum of (i) the product of (a) the Group Collection Allocation Percentage on that Business Day and (b) Collections received in the Collection Account on that Business Day and (ii) if any Series Amortization Period or Group I Amortization Period has commenced and is continuing, all amounts then on deposit in the Equalization Account.

"Group I Final Allocation Date" shall mean the first day falling in a Group I Amortization Period on which there are funds on deposit in the Carrying Cost Account, the Negative Carry Account and the Principal Funding Accounts that, in the aggregate, equal or exceed the Investor Repayment Amount and any Servicing Fee payable on the first Payment Date falling after that date.

"Group Invested Amount" means, at any time, (a) the sum of the aggregate principal balances of each Series in Group I (including the aggregate principal balance of the Series 2000-1 Notes), all determined at that time, *minus* (b) the aggregate amount of Investor Allocable Losses allocated to all Series in Group I *plus* (c) the aggregate amount of Investor Allocable Recoveries allocated to all Series in Group I.

"Holdback Account Termination Date" will be the earlier to occur of (i) the date that falls twelve months after the beginning of the Group I Amortization Period and (ii) the Group I Final Allocation Date.

"Investment Proceeds" shall mean, with respect to any Payment Date, all interest and other investment earnings (net of losses and investment expenses) with respect to funds on deposit in the Trust Accounts, the Group Accounts and the Principal Funding Accounts.

"Investor Allocable Dilution/Warranty Adjustments" means, for any ASA Measuring Period, the product of (a) the aggregate amount of the Transfer Deposit Amount received during that ASA Measuring Period relating to Dilution or Warranty Set-Offs that occurred during or prior to that ASA Measuring Period, multiplied by (b) the Dilution/Warranty Allocation Percentage as of the beginning of that ASA Measuring Period.

"Investor Allocable Dilution/Warranty Amount" means, for any ASA Measuring Period, the product (a) the sum of (1) of the aggregate amount of Dilution for that ASA Measuring Period as to which the Seller has not paid the Transfer Deposit Amount and (2) the Warranty Set-Off for that ASA Measuring Period as to which the Seller has not paid the Transfer Deposit Amount multiplied by (b) the Dilution/Warranty Allocation Percentage as of the beginning of that ASA Measuring Period, multiplied by (c) the Investor Allocation Percentage as of the beginning of that ASA Measuring Period.

"Investor Allocable Losses" means, for any ASA Measuring Period, the product of (a) the Net Losses for that ASA Measuring Period, multiplied by (b) the Loss Allocation Percentage as of the beginning of that ASA Measuring Period.

"Investor Allocable Recoveries" means, for any ASA Measuring Period, the product of (a) the Net Recoveries for that ASA Measuring Period, multiplied by (b) the Loss Allocation Percentage as of the beginning of that ASA Measuring Period, multiplied by (c) the Investor Allocation Percentage as of the beginning of that ASA Measuring Period.

"Investor Allocation Percentage" means, on any Business Day falling in any Series Amortization Period or the Group I Amortization Period, a fraction (expressed as a percentage, which in any event may not exceed 100% or be less than 0%) (a) the numerator of which is the Net Invested Amount as of the beginning of the Series Amortization Period or the Group I Amortization Calculation Date, as applicable, and (b) the denominator of which is the Base Amount as of (i) that Business Day, if it falls in any Series Amortization Period, and (ii) otherwise, the Group I Amortization Calculation Date. If multiple Series Amortization Periods are in effect at the same time, the highest Investor Allocation Percentage for any of them will control.

"Investor Dilution/Warranty Charge-Offs" means, for any ASA Measuring Period, if the Available Subordinated Amount is zero at the end of such ASA Measuring Period, the excess (if any) of (x) the Investor Allocable Dilution/Warranty Amount for such ASA Measuring Period, over (y) the Available Subordinated Amount as of the beginning of such ASA Measuring Period.

"Investor Repayment Amount" means, on any Business Day, the sum of (a) the outstanding principal balance of the Series 2000-1 Notes and all Notes in each other Series in Group I, plus (b) the interest known to be payable on the Series 2000-1 Notes and all Notes in each other Series in Group I on the first Payment Date falling on or after that date.

"LIBOR Determination Date" shall mean the second London Business Day prior to the Payment Date on which that Payment Period begins.

"London Business Day" shall mean a day upon which dealings in deposits in dollars are transacted in the London interbank market.

"Loss Allocation Percentage" means, for Group I, as of the beginning of any ASA Measuring Period, the percentage equivalent of a fraction (a) the numerator of which is (i) the Group Invested Amount *plus* (ii) the Carrying Cost Receivables Reserve (as defined in Exhibit B hereto), and (b) the denominator of which is (i) the greater of (x) the sum of (A) the principal balances of all outstanding Series *plus* (B) the Carrying Cost Receivables Reserve *plus* (C) any reserves for Series in Groups other than Group I which are identified for inclusion in calculation of the Loss Allocation Percentage and (y) the aggregate unpaid balance of all Receivables, in each case determined as of the beginning of that ASA Measuring Period.

"Monthly Interest" shall have the meaning specified in Section 4.01(a).

"Monthly Servicing Fee" shall have the meaning specified in Section 3.01.

"Negative Carry Account" shall have the meaning specified in Section 4.02(c)

"Negative Carry Account Funded Date" means the earliest to occur of (i) the date on which the amount on deposit in the Negative Carry Account equals the sum of clause (a) and clause (b) of the definition of Negative Carry Receivables Reserve, (ii) the date on which (a) the amount on deposit in the Equalization Account equals at least the sum of the Group Invested Amount and the Carrying Cost Receivables Reserve and (b) either (1) no Receivables remain unpaid which are owned by the Trust other than Eligible Receivables which are more than 30 days past due or which are Ineligible Receivables or (2) the unpaid balance of Eligible Receivables which remain outstanding and which are less than 30 days past due is less than the Negative Carry Receivables Reserve and (iii) the Group I Amortization Period Commencement Date.

"Net Invested Amount" means, on any Business Day, the Group Invested Amount minus the sum of (a) the balances on deposit in the Equalization Account and the Principal Funding Accounts with respect to Series in Group I and (b) the Aggregate Retained Balances.

"Net Losses" means, with respect to any ASA Measuring Period, an amount equal to the excess (if any) of (a) the unpaid balance of Receivables that became Write-Offs during that ASA Measuring Period, over (b) the amount of Recoveries received during that ASA Measuring Period.

"Net Recoveries" means, with respect to any ASA Measuring Period, an amount equal to the excess (if any) of (a) the amount of Recoveries received in that ASA Measuring Period over (b) the amount of Receivables that became Write-Offs in that ASA Measuring Period.

"One -Month LIBOR" means, with respect to any Payment Period, the rate per annum equal to the rate at which deposits in dollars having a one-month maturity are offered, as such rate appears on Telerate Page 3750 as of 11:00 a.m., London time, on the LIBOR Determination Date. Notwithstanding the foregoing, in the event that no rate for one-month dollar deposits appears on Telerate Page 3750 on the applicable date for determining One- Month LIBOR with respect to any Payment Date, then One-Month LIBOR shall be determined as the arithmetic mean (rounded upwards to the nearest one-sixteenth of 1%) of the rates at which one-month dollar deposits are offered to prime banks in the London interbank market by four major banks in that market selected by the Indenture Trustee as of the determination date and time specified above. If fewer than two quotations are provided by such banks, then One-Month LIBOR shall be determined as the arithmetic mean (rounded upwards as above) of the rates at which one-month loans in dollars are offered to leading European banks by three major banks in New York City selected by the Indenture Trustee as of 11:00 a.m. New York City time on the determination date specified above. If the Trust is unable to determine One-Month LIBOR using any of the above methods, One-Month LIBOR shall be the rate as defined for the previous Payment Period.

"Payment Period" shall mean, with respect to any Payment Date, the period from and including the Payment Date immediately preceding such Payment Date (or, in the case of the initial Payment Date, the Closing Date) to but excluding such Payment Date.

"Principal Deposit Amount" shall mean, for any Collection Period falling in the Amortization Period or an Early Amortization Period, until an amount equal to the outstanding principal balance of the Series 2000-1 Notes has been deposited in the Series 2000-1 Principal Funding Account, the outstanding principal balance of the Series 2000-1 Notes.

"Principal Payment Date" means each Payment Date falling in the Amortization Period or an Early Amortization Period (beginning with the Payment Date falling in the Collection Period after the Collection Period in which the Amortization Period or Early Amortization Period begins).

"Redemption Price" equals the sum of (1) the aggregate outstanding principal balance of the Series 2000-1 Notes to be repurchased on the Business Day preceding the Payment Date on which the repurchase is scheduled to be made and (2) Monthly Interest.

"Revolving Period" shall mean the period beginning at the close of business on the Closing Date and ending on the earlier of (a) the close of business on the day immediately preceding the Amortization Period Commencement Date and (b) the close of business on the day immediately preceding the day on which an Early Amortization Event occurs; provided, however, that the Revolving Period may recommence in certain circumstances as provided in Section 6.02 hereof.

"Required Holders" means, for Series 2000-1, at least a majority of the principal balance of the Series 2000-1 Notes.

"Scheduled Amortization Period Commencement Date" means November 1, 2005.

"Series 2000-1 Noteholders" shall mean the Holders of Series 2000-1 Notes.

"Series 2000-1 Note Owner" shall mean, with respect to a Series 2000-1 Note in Book Entry form, any person who is a beneficial owner of such Series 2000-1 Note.

"Series 2000-1 Note Rate" shall mean One-Month LIBOR plus 0.95%.

"Series 2000-1 Notes" shall mean the Floating Rate Trade Receivables Backed Notes, Series 2000-1, substantially in the form of Exhibit A.

"Series 2000-1 Principal Funding Account" shall have the meaning specified in Section 4.02.

"Series Allocation Percentage" means, for the Series 2000-1 Notes, on any Business Day prior to a Group I Amortization Period, the result of (1) the outstanding principal balance of the Series 2000-1 Notes as of that Business Day divided by (2) the Group Invested Amount as of that Business Day; and on any Business Day during a Series Amortization Period, the Series Allocation Percentage as of the Business Day prior to the Amortization Period Commencement Date for the Series 2000-1 Notes.

"Series Amortization Period" means (a) as to Series 2000-1, the Amortization Period or any Early Amortization Period and (b) as to any other Series, any period identified in the related Series Supplement for repayment of the principal balance of that Series.

"Series Issuance Date" shall mean November 21, 2000.

"Servicing Fee Rate" shall mean 0.25% with respect to Series 2000-1.

"Stated Final Maturity Date" shall mean December 15, 2006.

"Telerate Page 3750" shall mean the display page so designated on the Bridge Information Systems Telerate Service (or such other pages as may replace that page on that service or such other service or services as may be nominated by the British Banker's Association for the purpose of displaying London interbank offered rates for dollar deposits).

"Unpaid Dilution" means the aggregate amount of Dilution for an ASA Measuring Period as to which the Seller has not paid the Transfer Deposit Amount required by the Trust Sale and Servicing Agreement.

"Warranty Set-Offs" means, with respect to any Collection Period or ASA Measuring Period, the aggregate amount by which Ford has reduced the balance of, or withheld payment on, Receivables as a result of the failure of International to pay to Ford any amount asserted by Ford to be due to Ford in respect of any Warranty Arrangement.

(2)   The words "hereof," "herein" and "hereunder" and words of similar import when used in this Series 2000-1 Supplement shall refer to this Series 2000-1 Supplement as a whole and not to any particular provision of this Series 2000-1 Supplement; references to any Article, Section or Exhibit are references to Articles, Sections and Exhibits in or to this Series 2000-1 Supplement unless otherwise specified; and the term "including" means "including without limitation."

ARTICLE II

CREATION OF THE SERIES 2000-1 NOTES

SECTION 1.2.Designation.

(1)   There is hereby created a Series of Notes to be issued pursuant to the Indenture and this Series 2000-1 Supplement to be known as the "Floating Rate Trade Receivables Backed Notes, Series 2000-1" (the "Series 2000-1 Notes"). The Series 2000-1 Notes shall be part of Group I.

(2)   In the event that any term or provision contained herein shall conflict with or be inconsistent with any term or provision contained in the Indenture, the terms and provisions of this Series 2000-1 Supplement shall govern.

(3)   The Issuer shall issue and the Indenture Trustee shall authenticate and deliver to the Issuer the Series 2000-1 Notes in the initial aggregate principal amount of $100,000,000.

(4)   Notwithstanding Section 2.15(c) of the Indenture, the Series 2000-1 Notes shall be issued in the form of Book-Entry Notes, and Sections 2.10, 2.11 and 2.12 of the Indenture shall apply to the Series 2000-1 Notes.

SECTION 1.3.Denomination, Form, Book Entry Registration and Transfer Restrictions.

(1)   Upon original issuance, the Series 2000-1 Notes shall be issued as Book Entry Notes in the form of typewritten Global Notes ("Global Notes").

(2)   The Global Notes in substantially the form set forth in Exhibit A-1 shall represent the Series 2000-1Notes which have been issued and sold to the initial

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purchasers pursuant to the Purchase Agreement and initially resold in reliance upon the exemption from registration under the Securities Act provided by Rule 144A under the Securities Act (the "Rule 144A Global Note").

(3)   The Global Notes in substantially the forms set forth in Exhibit A-2 shall initially represent the Series 2000-1 Notes which have been initially sold to non-U.S. Persons in reliance on the exemption from registration under the Securities Act provided by Regulation S (the "Temporary Regulation S Global Notes"). The Temporary Regulation S Global Notes will not be exchangeable for Definitive Notes in any circumstances.

(4)   Interests in the Temporary Regulation S Global Notes may be exchanged in accordance with the terms thereof for interests in the Permanent Regulation S Global Notes not earlier than the day following the last day of the Distribution Compliance Period (the "Exchange Date"). Such exchange shall be made only upon certification as to non-U.S. beneficial ownership.

(5)   On or before the Exchange Date, the Indenture Trustee will execute one or more Global Notes (the "Permanent Regulation S Global Notes") to be issued and delivered in exchange for all or part of the interests in the Temporary Regulation S Global Notes upon presentation to the Indenture Trustee through the Clearing Agency by Euroclear and Clearstream of a certification of non-U.S. beneficial ownership, substantially in the form attached to the Temporary Regulation S Global Note.

(6)   Each of the Global Notes will be in fully registered form, without interest coupons attached. Each of the Global Notes will be registered on the Note Register in the name of the Clearing Agency.

ARTICLE III

SERVICING FEE

SECTION 1.4. Servicing Compensation. The monthly servicing fee with respect to Series in Group I (including Series 2000-1) (the "Monthly Servicing Fee") shall be payable to the Servicer, in arrears, on each Payment Date in respect of any Collection Period (or portion thereof) occurring on or prior to the earlier of the first Payment Date following the Stated Final Maturity Date and the first Payment Date on or after the Group I Final Allocation Date, in an amount equal to one-twelfth of the product of (a) the Servicing Fee Rate, (b) the Group Collection Allocation Percentage and (c) the aggregate balance of Receivables held in the Trust, in each case as of the last Business Day of the Collection Period preceding such Payment Date. The Monthly Servicing Fee shall be payable to the Servicer solely to the extent amounts are available for distribution in accordance with the terms of the Trust Sale and Servicing Agreement and Section 4.03(a) of this Series 2000-1 Supplement. The Monthly Servicing Fee shall be withdrawn from the Carrying Cost Account and paid to the Servicer on each Payment Date prior to any withdrawal or payment in respect of Monthly Interest pursuant to Section 5.01(a)(i).

ARTICLE IV

RIGHTS OF SERIES 2000-1 NOTEHOLDERS AND ALLOCATION AND APPLICATION OF COLLECTIONS

SECTION 1.5.Monthly Interest.

(1)   Interest shall accrue on the Series 2000-1 Notes at the Series 2000-1 Note Rate and shall be payable on each Payment Date, to the extent funds are available as provided in Section 4.03 of this Series 2000-1 Supplement. "Monthly Interest" with respect to the Series 2000-1 Notes shall be an amount equal to the sum of (a) the product of (i) the Series 2000-1 Note Rate, (ii) the outstanding principal balance of the Series 2000-1 Notes as of the close of business on the preceding Payment Date (after giving effect to all repayments of principal made to Series 2000-1 Noteholders on such preceding Payment Date, if any) and (iii) a fraction, the numerator of which is the actual number of days elapsed in such Payment Period and the denominator of which is 360 and (b) any additional interest described in the second following sentence. Monthly Interest due on any Payment Date will accrue from and including the preceding applicable Payment Date or, in the case of the first Payment Date, from and including the Closing Date, to but excluding such Payment Date. Monthly Interest due but not paid on any Payment Date will be due on the next Payment Date with additional interest on such unpaid amount, which additional interest will also accrue at the Series 2000-1 Note Rate.

SECTION 1.6.Establishment of the Series 2000-1 Principal Funding Account and the Group I Accounts.

(1)   The Servicer, for the benefit of the Noteholders, shall establish and maintain in the name of the Indenture Trustee, on behalf of the Trust, an Eligible Deposit Account (the "Series 2000-1Principal Funding Account"), which shall be identified as the "Principal Funding Account for Truck Engine Receivables Master Trust, Series 2000-1" and shall bear a designation clearly indicating that the funds deposited therein are held for the benefit of the Series 2000-1 Noteholders. All interest and other investment earnings (net of losses and investment expenses) on funds on deposit therein shall be deposited in the Series 2000-1 Principal Funding Account.

(2)   The Servicer, for the benefit of the Noteholders, shall establish and maintain in the name of the Indenture Trustee, on behalf of the Trust, an Eligible Deposit Account (the "Carrying Cost Account"), which shall be identified as the "Carrying Cost Account for Truck Engine Receivables Master Trust, Group I" and shall bear a

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designation clearly indicating that the funds deposited therein are held for the benefit of the Noteholders of those Series which are part of Group I. All interest and other investment earnings (net of losses and investment expenses) on funds on deposit therein shall be deposited in the Carrying Cost Account.

(3)	The Servicer, for the benefit of the Noteholders, shall establish and maintain in the name of the Indenture Trustee, on behalf of the Trust, an Eligible Deposit Account (the "Negative Carry Account"), which shall be identified as the "Negative Carry Account for Truck Engine Receivables Master Trust, Group I" and shall bear a designation clearly indicating that the funds deposited therein are held for the benefit of the Noteholders of those Series which are part of Group I. The Negative Carry Account may be a sub-account of the Equalization Account, although references herein to the Equalization Account will not inlcude the Negative Carry Account. All interest and other investment earnings (net of losses and investment expenses) on funds on deposit therein shall be deposited in the Collection Account. On any day on which funds on deposit in the Negative Carry Account exceed the sum of clause (a) and (b) in the definition of Negative Carry Receivables Reserve, the Servicer shall instruct the Indenture Trustee to deposit such excess in the Collection Account (and such funds shall be deemed to be Collections).

(4)	The Servicer, for the benefit of the Noteholders, shall establish and maintain in the name of the Indenture Trustee, on behalf of the Trust, an Eligible Deposit Account (the "Holdback Account"), which shall be identified as the "Holdback Account for Truck Engine Receivables Master Trust, Group I" and shall bear a designation clearly indicating that the funds deposited therein are held for the benefit of the Noteholders of those Series which are part of Group I. All interest and other investment earnings (net of losses and investment expenses) on funds on deposit therein shall be deposited in the Holdback Account.

(5)	The Servicer, for the benefit of the Noteholders, shall establish and maintain in the name of the Indenture Trustee, on behalf of the Trust, an Eligible Deposit Account (the "Equalization Account"), which shall be identified as the "Equalization Account for Truck Engine Receivables Master Trust, Group I" and shall bear a designation clearly indicating that the funds deposited therein are held for the benefit of the Noteholders of those Series which are part of Group I. All interest and other investment earnings (net of losses and investment expenses) on funds on deposit therein shall be deposited in the Collection Account and deemed to be Collections.

(6)	The Carrying Cost Account, the Negative Carry Account, the Holdback Account, and the Equalization Account are collectively referred to herein as the "Group I Accounts." At the written direction of the Servicer, funds on deposit in the Series 2000-1 Principal Funding Account and the Group I Accounts shall be invested by the Indenture Trustee in Eligible Investments selected by the Servicer that will mature so that such funds will be available on or before the close of business on the Business Day before the following Payment Date (or on or before 10:00 a.m. on such following

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Payment Date in the case of Eligible Investments in respect of which the Indenture Trustee is the obligor). All such Eligible Investments in respect of the Series 2000-1 Principal Funding Account and the Group I Accounts shall be held by the Indenture Trustee for the benefit of the Series 2000-1 Noteholders and the Noteholders of those Series which are part of Group I, respectively. In no event shall the Indenture Trustee be liable for the selection of Eligible Investments or for investment losses incurred thereon. The Indenture Trustee shall have no liability in respect of losses incurred as a result of the liquidation of any Eligible Investment prior to its stated maturity or failure of the Servicer to provide timely written direction.

(7)　　　　The Indenture Trustee shall possess all right, title and interest in and to all funds on deposit from time to time in, and all Eligible Investments credited to, the Series 2000-1 Principal Funding Account, the Group I Accounts and in all proceeds of each. The Series 2000-1 Principal Funding Account and the Group I Accounts shall be under the sole dominion and control of the Indenture Trustee for the benefit of the Series 2000-1 Noteholders and the Noteholders of those Series which are part of Group I, respectively. If, at any time, the Series 2000-1 Principal Funding Account or any Group I Account ceases to be an Eligible Deposit Account, the Indenture Trustee (or the Servicer on its behalf) shall within ten Business Days (or such longer period, not to exceed 30 calendar days, as to which each Rating Agency has consented) establish and maintain in the name of the Indenture Trustee a new Principal Funding Account or a new Group I Account, as applicable (which shall be an Eligible Deposit Account and which shall bear a designation clearly indicating that the funds deposited therein are held for the benefit of the Series 2000-1 Noteholders or the Noteholders of those Series which are part of Group I, as applicable) and shall transfer any cash and/or any investments to such new Principal Funding Account or Group I Account, as applicable. Neither the Seller, the Servicer nor any person or entity claiming by, through or under the Seller, the Servicer or any such person or entity shall have any right, title or interest in, or any right to withdraw any amount from, the Series 2000-1 Principal Funding Account or any Group I Account, except as expressly provided herein. Schedule 1 to this Series 2000-1 Supplement, which is hereby incorporated into and made part of this Series 2000-1 Supplement, identifies the Series 2000-1 Principal Funding Account and each Group I Account by setting forth the account number of such account, the account designation of such account and the name of the institution with which such account has been established. If a substitute Principal Funding Account or a substitute for any of the Group I Accounts is established pursuant to this Section, the Servicer shall provide to the Indenture Trustee an amended Schedule 1, setting forth the relevant information for such substitute Principal Funding Account or Group I Account.

(8)　　　　Pursuant to the authority granted to the Servicer in Section 8.2 of the Indenture and Section 3.1(a) and Section 4.2 of the Trust Sale and Servicing Agreement, the Servicer shall have the power, revocable by the Indenture Trustee to instruct the Indenture Trustee to make withdrawals and payments from the Series 2000-1 Principal Funding Account or any of the Group I Accounts for the purposes of carrying out the Servicer's or Indenture Trustee's duties hereunder.

SECTION 1.7.<u>Allocation of Group Collections to the Group I Noteholders</u>. On each Business Day, Group Collections will be allocated to all Series in Group I in the following amounts and priorities:

(1) *Prior to Group I Amortization Period.* On each Business Day (other than a Business Day falling in a Group I Amortization Period), the Servicer shall allocate to Group I an amount equal to the Group Collections for the following purposes, in the priority indicated (and to the extent Group Collections are available):

(1) *first,* to the Carrying Cost Account to the extent that the balance therein is less than the Carrying Cost Account Specified Amount.

(2) *second,* if the Net Invested Amount is greater than the Base Amount, to the Equalization Account in an amount sufficient to reduce the Net Invested Amount to an amount equal to the greater of (a) zero and (b) the Base Amount; *provided* that during any Series Amortization Period for any Series in Group I, funds that would otherwise be required to be deposited (or retained) in the Equalization Account pursuant to this priority *second* shall instead be deposited in the Principal Funding Account for the related Series (and, if there is more than one such Series, shall be divided ratably between such Series, on the basis of the respective Principal Deposit Amounts of each such Series), but the amount deposited in any Principal Funding Account shall in no event cause the balance therein to exceed the applicable Principal Deposit Amount (and any remaining amount not deposited in a Principal Funding Account because of this limitation shall be shared among the other Series in Group I (ratably as described above), in each case to the extent that it will not cause the balance in each Principal Funding Account to exceed the applicable Principal Deposit Amount, and any remaining amount shall be deposited (or retained) in the Equalization Account);

(3) *third,* if the Base Amount is less than zero after the allocations pursuant to priority *second*, to the Equalization Account until the amount on deposit in the Equalization Account equals the result of (a) the Group Invested Amount *minus* (b) the balances on deposit in the Principal Funding Accounts for all Series in Group 1 *minus* (c) the Aggregate Retained Balances *plus* (d) the Carrying Cost Receivables Reserve;

(4) *fourth,* if the Base Amount is less than zero after the allocations pursuant to priority *third* and if the Negative Carry Account Funded Date has not occurred, to the Negative Carry Account until the aggregate amount on deposit in the Negative Carry Account equals the sum of clause (a) and clause (b) of the definition of Negative Carry Receivables Reserve;

(5)   *fifth,* during any Series Amortization Period for any Series in Group I, to the principal funding account for such Series until the amount on deposit in such Principal Funding Account for such Series equals the Principal Deposit Amount; *provided that*

(1)   the amount allocated to all Series in the aggregate pursuant to this priority *fifth* on any Business Day shall not exceed the product of (x) the Investor Allocation Percentage, multiplied by (y) the excess of Group Collections over the amounts allocated on that Business Day pursuant to priorities *first* through *fourth*, and

(2)   if more than one Series in Group I is in a Series Amortization Period, the amount so allocated shall be divided ratably between each Series, on the basis of the respective Principal Deposit Amounts of each such Series, but the amount deposited in the Principal Funding Account for each Series shall in no event cause the balance therein to exceed the applicable Principal Deposit Amount (and any remaining amount not deposited in a Principal Funding Account because of this limitation shall be shared among the other Series in Group I (ratably as described above), in each case to the extent that it will not cause the balance therein to exceed the applicable Principal Deposit Amount); and

(6)   *sixth,* the balance to the Seller in respect of the Certificates, provided that following the occurrence of the Early Amortization Event set forth in Section 6.01(a)(vi), funds otherwise allocable to the Seller will instead be deposited in the Equalization Account in accordance with Section 6.01(a)(vi); and provided further, that the Seller may, from time to time, direct the Servicer to direct the Indenture Trustee to hold all or part of the funds to be paid pursuant to this priority *sixth* in the Collection Account to be applied as Group Collections (or applied as collections for a Series which is not in Group I) on the following Business Day.

(2)   *During Group I Amortization Period.* On each Business Day falling in a Group I Amortization Period and prior to or on the Group I Final Allocation Date, the Servicer shall allocate Group Collections to the following purposes, in the priority indicated (and to the extent of the availability of Group Collections):

(1)   *first,* to the Carrying Cost Account to the extent that the balance therein is less than the Carrying Cost Account Specified Amount.

(2)   *second,* to each Principal Funding Account and to the Seller (or, prior to the Holdback Account Termination Date, to the Holdback Account) in the following amounts:

(1)   the amount to be transferred to the Principal Funding Accounts in the aggregate shall equal the product of (i) the Investor Allocation Percentage, multiplied by (ii) the excess of Group Collections over the amount allocated on that Business Day pursuant to priority *first,* provided that such amount shall be divided among the Principal Funding Accounts for all Series in Group I on the basis of the respective outstanding principal balance of each such Series, and provided further that the amount so deposited in each Principal Funding Account shall in no event cause the balance therein to exceed the Principal Deposit Amount for that Series; and

(2)   the amount to be transferred to the Seller (or, prior to the Holdback Account Termination Date, to the Holdback Account) shall equal the product of (i) 100% minus the Investor Allocation Percentage multiplied by (ii) the excess of Group Collections over the amount allocated on that Business Day pursuant to priority *first*; and

(3)   *third,* the balance to the Seller (or at the Seller's option, to a Series in a group other than Group I), provided that prior to the Holdback Account Termination Date, amounts payable to the Seller pursuant to this priority third shall be deposited into the Holdback Account and held as provided below.

SECTION 1.8. Subordination of the Certificates.

(1)   *Allocation of Dilution and Warranty Set-Offs*. The Certificates will be subordinated to the Notes in the allocation of Dilution and Warranty Set-Offs to the extent described below and in right of payment to the extent described under Section 4.03.

(1)   Prior to a Group I Amortization Period, all Dilution as to which the Seller has not paid the Transfer Deposit Amount and all Warranty Set-Offs will reduce the principal amount of the Certificates. During a Group I Amortization Period, all Dilution as to which the Seller has not paid the Transfer Deposit Amount and all Warranty Set-Offs will be allocated to the Certificates until the Available Subordinated Amount has been reduced to zero.

(2)   The Available Subordinated Amount will be reduced on each Cut-Off Date during a Group I Amortization Period by the amount of the Investor Allocable Dilution/Warranty Amount with respect to the ASA Measuring Period ending on that Cut-Off Date but will be reinstated in the amount of any Investor Allocable Dilution/Warranty Adjustments with respect to that ASA Measuring Period (to the extent not applied to reinstate Investor Dilution/Warranty Charge-Offs). In no event will the Available Subordinated Amount at any time be less than zero or greater than the initial Available Subordinated Amount as of the Group I Amortization Calculation Date.

15

(3)   In each Monthly Report required to be delivered during each Group I Amortization Period, if any, the Servicer will calculate the Investor Dilution/Warranty Charge-Offs, if any, for the most recently ended ASA Measuring Period. If the Investor Dilution/Warranty Charge-Offs calculated in any Monthly Report exceed zero, the Group Invested Amount will be reduced by the amount of the Investor Dilution/Warranty Charge-Offs with effect from the related Payment Date. Any such reduction shall be allocated to the principal balance of each Series in Group I ratably in accordance with such principal balances.

(4)   In each Monthly Report required to be delivered during a Group I Amortization Period, the Servicer will also calculate the Investor Allocable Dilution/Warranty Amount and the Investor Allocable Dilution/Warranty Adjustments for the most recently ended ASA Measuring Period. If the Investor Allocable Dilution/Warranty Amount calculated in any Monthly Report is greater than zero, and there are funds in the Holdback Account, then those funds (up to an amount equal to the amount of the Investor Allocable Dilution/Warranty Amount), will be applied (A) first, to cover Current Carrying Costs, (B) second, to the Principal Funding Accounts to cover the Principal Deposit Amounts with respect to all outstanding Series in Group I (ratably, in accordance with such Principal Deposit Amounts), (C) third, to cover any additional amounts owed to Noteholders of any Series in Group I and (D) fourth, to cover any Servicing Fee owed to Navistar Financial or any of its affiliates.

(5)   If the Available Subordinated Amount or the Group Invested Amount has been reduced on account of any Investor Allocable Dilution/Warranty Amount, then (A) any Investor Allocable Dilution/Warranty Adjustments with respect to any Collection Period ending after the reduction takes place and (B) any additional funds deposited in the Holdback Account shall be allocated (x) first, to reinstate the Group Invested Amount and (y) second, to reinstate the Available Subordinated Amount, in each case to the extent not previously reinstated. Any funds allocated as provided in the preceding sentence on any day shall be applied in accordance with the priorities set forth in the preceding paragraph.

(2)   *Allocation of Losses*. The Certificates will not be subordinated to the Series 2000-1 Notes in the allocation of Write-Offs. Instead, any Write-Offs will be allocated between the Certificateholders and the Noteholders, as described in this Section 4.04(b).

(1)   During a Group I Amortization Period, Net Losses for an ASA Measuring Period (including any Write-Off which gives rise to a Group I Amortization Period) will be allocated to all Series of Notes in Group I in an amount equal to the Investor Allocable Losses.

(2)   In each Monthly Report required to be delivered during each Group I Amortization Period, if any, the Servicer will calculate the Investor Allocable Losses and the Investor Allocable Recoveries for the most recently ended ASA Measuring Period. If there are any Investor Allocable Losses for an ASA Measuring Period, the Group Invested Amount will be reduced by the amount of such Investor Allocable Losses with effect from the related Payment Date. Any such reduction shall be allocated to the principal balance of each Series in Group I ratably in accordance with such principal balances.

(3)   If the Group Invested Amount has been reduced on account of any Investor Allocable Losses, then any Investor Allocable Recoveries with respect to any Collection Period ending after the reduction takes place will be allocated to reinstate the Group Invested Amount, to the extent of such prior reductions that have not previously been reinstated, with effect from the related Payment Date. Any such reinstatement will be allocated to the principal balances of all outstanding Series in Group I (ratably in accordance with their principal balances) until all prior reductions to such principal balances on account of Investor Allocable Losses have been reinstated.

(3)   *Holdback Account*. If at any time prior to the Holdback Account Termination Date, the amount of funds on deposit in the Holdback Account exceeds the difference of (i) the Investor Repayment Amount minus (ii) the amount of funds then held in the Carrying Cost Account, the Negative Carry Account and the Principal Funding Accounts that are available to pay the Investor Repayment Amount, then the amount of such excess funds shall be released from the Holdback Account and paid to the Seller. On the Holdback Account Termination Date, the Servicer shall calculate an amount equal to (A) the aggregate amount of funds held in the Holdback Account, minus (B) the aggregate Investor Allocable Dilution for the Group I Amortization Period as to which no Investor Allocable Dilution Adjustments have been received. The amount of such difference, if positive, will be paid to the Seller. The funds remaining in the Holdback Account after the payment of such amount to the Seller shall be transferred to the Collection Account and applied to the items listed in Section 4.03(b), in that order (except that no such funds shall be allocated to the Seller or the Holdback Account pursuant to Section 4.03(b)(ii) and the amount allocable to each Principal Funding Account shall not be limited by application of the Investor Allocation Percentage).

SECTION 1.9.Negative Carry Account.

(1)   The Negative Carry Account may be a sub-account of the Equalization Account, although references herein to the Equalization Account will not include the Negative Carry Account. The Negative Carry Account shall be designated a "Group Account" as provided in the definition thereof in Part I to Exhibit A of the Trust Sale and Servicing Agreement.

SECTION 1.10.   Equalization Account.

(1)   On any day on which the Base Amount exceeds the Net Invested Amount, the Servicer shall cause an amount equal to the excess of the Base Amount over the Net Invested Amount to be withdrawn from the Equalization Account and paid to the Seller.

(2)   The Servicer will deposit in the Equalization Account the net proceeds from the issuance of any new Series of Notes which are part of Group I or any increase in the principal balance of any Series of Notes which are part of Group I, in either case in an amount equal to the excess of the Net Invested Amount over the Base Amount. The remainder of such funds may be distributed to the Certificateholders or, at their direction, deposited in the Equalization Account. In addition, the Certificateholders may direct the Servicer, Owner Trustee and Indenture Trustee to deposit any amounts otherwise distributable to the Certificateholders into the Equalization Account.

SECTION 1.11.   Incorporation of Exhibit B.

(1)   The terms and computations set forth in Exhibit B are incorporated into the terms of this Series 2000-1 Supplement.

ARTICLE V

DISTRIBUTIONS AND REPORTS
TO SERIES 2000-1 NOTEHOLDERS

SECTION 1.12.   Distributions.

(1)   On each Payment Date, the Indenture Trustee, acting upon instructions from the Servicer, shall pay to the Noteholders in each Series in Group I (including the Series 2000-1 Notes) the following amounts in the following order of priority from amounts available for allocations thereto:

(1)   Monthly Interest, to the extent funds are available for such amounts from: first, the Carrying Cost Account (after payment of the Monthly Servicing Fee as provided in Section 3.01); second, the Negative Carry Account; and third, to the extent that funds in the Equalization Account exceed the Group Invested Amount minus the aggregate balance in each Principal Funding Account for Series in Group I, the Equalization Account (and in the event of any shortfall, Monthly Interest will be paid ratably in accordance with the total amount of interest owed to each Series);

(2)   on each Principal Payment Date, the Indenture Trustee shall distribute to each Series 2000-1 Noteholder of record on the preceding

Record Date (other than as provided in Section 2.7(c) of the Indenture respecting a final distribution) such Series 2000-1 Noteholder's pro rata share (based on the aggregate fractional undivided interests represented by such Series 2000-1 Notes held by such Series 2000-1 Noteholder) of the amounts on deposit in the Series 2000-1 Principal Funding Account as is payable to such Series 2000-1 Noteholder on such Payment Date pursuant to Section 4.03; and

(3)   if, on any Payment Date falling in a Group I Amortization Period, the funds on deposit in the Carrying Cost Account and the Negative Carry Account are equal to or greater than the Net Invested Amount (after giving effect to all payments required by the preceding paragraphs), then an amount equal to the Net Invested Amount shall be withdrawn from the Carrying Cost Account and the Negative Carry Account and paid to the Noteholders to reduce the Net Invested Amount to zero.

(2)   Except as provided in Section 2.7(c) of the Indenture with respect to a final distribution, distributions to Series 2000-1 Noteholders hereunder shall be made by check mailed to each Series 2000-1 Noteholder at such Noteholder's address appearing in the Note Register without presentation or surrender of any Series 2000-1 Note or the making of any notation thereon; provided, however, that, with respect to Series 2000-1 Notes registered in the name of a Depository, such distributions shall be made to such Depository in immediately available funds.

SECTION 1.13.   Reports and Statements to Series 2000-1 Noteholders.

(1)   On or prior to each Payment Date (including each date that corresponds to a Principal Payment Date), commencing with the initial Payment Date, the Servicer will provide to the Indenture Trustee, and on each Payment Date, the Indenture Trustee shall forward to each Series 2000-1 Noteholder (provided the Indenture Trustee has received such report from the Servicer), a statement prepared by the Servicer, substantially in the form attached as Exhibit C hereto, setting forth the following information relating to the Trust and the Series 2000-1 Notes:

(1)   the total amount paid to Noteholders;

(2)   the amount, if any, of the payment allocable to principal on the Series 2000-1 Notes;

(3)   the amount of the payment allocable to interest on the Series 2000-1 Notes;

(4)   the aggregate outstanding principal balance for the Series 2000-1 Notes, after giving effect to all payments reported under (ii) above on that date;

(5) the amount of the Monthly Servicing Fee paid to the Servicer with respect to the related Collection Period or Periods, as the case may be;

(6) the interest rate applicable for the next Payment Date for the Series 2000-1 Notes if determinable prior to such date;

(7) the amount of Receivables that became Disqualified Receivables during the related Collection Period;

(8) the accumulated but unpaid interest, if any, and Investor Dilution/Warranty Charge-Offs and Investor Allocable Losses, if any, on the Series 2000-1 Notes and the change in each of such amounts from the preceding Payment Date;

(9) the balance of the Equalization Account on the last day of the related Collection Period after giving effect to changes therein or payments therefrom on such date;

(10) the balance of the Carrying Cost Account on the last day of the related Collection Period after giving effect to changes therein or payments therefrom on such date;

(11) the balance of the Negative Carry Account.

Each amount set forth pursuant to subclauses (i) and (ii) will be expressed as a dollar amount per $1,000 of the initial principal balance of the Series 2000-1 Notes.

(2) A copy of each statement provided pursuant to paragraph (a) will be made available for inspection at the Corporate Trust Office of the Indenture Trustees.

(3) On or before April 30 of each calendar year, beginning with calendar year 2001, the Indenture Trustee shall furnish or cause to be furnished to each Person who at any time during the preceding calendar year was a Series 2000-1 Noteholder (or Note Owner), a report prepared by the Servicer containing the information which is required to be contained in the statement to Series 2000-1 Noteholders as set forth in paragraph (a) above, aggregated for such calendar year or the applicable portion thereof during which such Person (or any related Note Owner) was a Series 2000-1 Noteholder (or Note Owner). The Servicer shall prepare and the Indenture Trustee shall furnish to each person who was a Series 2000-1 Noteholder (or Note Owner) during the preceding calendar year in the time and manner required by the Code such information as is required to be provided by an issuer of indebtedness under the Code, including Forms 1099 and such other customary information as is necessary to enable the Series 2000-1 Noteholders (or Note Owners) to prepare their tax returns. Such obligation of the Indenture Trustee shall be deemed to have been satisfied to the extent that substantially

comparable information shall be provided by the Indenture Trustee pursuant to any requirements of the Code as from time to time in effect.

ARTICLE VI

EARLY AMORTIZATION EVENTS

SECTION 1.14.   Additional Early Amortization Events.

(1)   In addition to the Early Amortization Events set forth in Section 5.17 of the Indenture, except as provided in Section 6.01(b), the occurrence of any of the following events shall, immediately upon the occurrence thereof without notice or other action on the part of the Indenture Trustee or the Series 2000-1 Noteholders, be deemed to be an Early Amortization Event solely with respect to Series 2000-1:

(1)   failure on the part of Seller:

(1)   to make any payment or deposit required within five Business Days after the date such payment or deposit is required to be made; or

(2)   to observe or perform in any material respect any other material covenants or agreements of the Seller contained in any of the Transfer and Servicing Agreements which continues unremedied for a period of 60 days after written notice to the Seller from the Indenture Trustee or the Series 2000-1 Noteholders, as provided herein;

(2)   any representation or warranty made by the Seller pursuant to the Transfer and Servicing Agreements proves to have been incorrect in any material respect when made or when delivered, and such representation and warranty continues to be incorrect or uncured in any material respect for a period of 60 days after written notice to the Seller and as a result of which the interest of the Series 2000-1 Noteholders are materially and adversely affected; provided, however, that such an Early Amortization Event shall not be deemed to occur if the Seller has repurchased the related Receivables;

(3)   International fails to convey Receivables to Navistar Financial pursuant to the Engine Accounts Sale Agreement as required thereby, Navistar Financial fails to convey the Receivables to the Seller pursuant to the Receivables Purchase Agreement as required thereby or the Seller fails to convey the Receivables to the Trust pursuant to the Trust Sale and Servicing Agreement as required thereby, and any such failure has a material adverse effect upon the Series 2000-1 Noteholders;

21

(4)   a Servicing Default that has a material adverse effect on the Series 2000-1 Noteholders shall occur and be continuing;

(5)   the Net Invested Amount exceeds the Base Amount for a period of five or more consecutive Business Days;

(6)   the senior unsecured debt rating of Navistar Financial Corporation (or if there is no such rating for Navistar Financial Corporation, the senior unsecured debt rating of Navistar International Corporation) is (a) withdrawn or reduced on any occasion to a level at or below "BB-" by Standard & Poor's, (b) withdrawn or reduced on any occasion to a level at or below "B1" by Moody's, or (c) withdrawn or reduced on any occasion to a level at or below "BB-" by Fitch, and such withdrawal or downgrade continues in effect for 30 days (unless within such 30 days the Rating Agency which withdrew or reduced such rating has reconfirmed the rating of the Notes which was in effect immediately prior to such withdrawal or downgrade; provided, however, that until such Rating Agency has reconfirmed such rating, all Collections otherwise allocable to the Seller or any Certificateholders will instead be deposited into the Equalization Account); and

(7)   Navistar International Corporation no longer owns at least a majority of the common stock of International, or either Ford or International assigns all of the Supply Contracts to one or more non-affiliates, and 30 days have passed since the occurrence of either such event (unless within such 30 days each Rating Agency has reconfirmed the rating of the Series 2000-1 Notes which was in effect immediately prior to such event).

(2)   Upon the occurrence of an Early Amortization Event described in Section 5.17 of the Indenture, an Early Amortization Period will commence immediately without any notice or other action on the part of any other party. On the fifth day after the Seller receives notice or otherwise becomes aware of the occurrence of an Early Amortization Event described in clause (i), (ii), (iii), (iv), (vi) or (vii) above, an Early Amortization Period will commence without any notice or other action on the part of any other party, unless waived by the Required Holders (or in the case of clauses (vi) and (vii), all Series 2000-1 Noteholders) or otherwise cured prior to such fifth day. Upon the occurrence of an Early Amortization Event described in clause (v) above, an Early Amortization Period will commence without any notice or any other action on the part of any other party; provided, however, that if such Early Amortization Event has been cured, it may be waived by the holders of 66 2/3% of the principal balance of the Series 2000-1 Notes. Upon the occurrence of any Early Amortization Event described in any clause above, after the applicable grace period, if any, set forth in such clause, the Indenture Trustee may (and, at the direction of the Required Holders, shall) by notice then given in writing to the Seller and Navistar Financial, declare that an Early Amortization Period has commenced as of the date of the Seller's receipt of the notice.

SECTION 1.15.   Recommencement of the Revolving Period. If any Early Amortization Event (other than an Early Amortization Event described in Section 5.17 of the Indenture) occurs, the Revolving Period will recommence following (i) satisfaction of the Rating Agency Condition and (ii) receipt of the consent of Noteholders evidencing at least a majority of the aggregate unpaid principal amount of the Series 2000-1 Notes to such recommencement, provided that no other Early Amortization Event that has not been cured or waived as described herein has occurred and the scheduled termination of the Revolving Period has not occurred.

ARTICLE VII

OPTIONAL REDEMPTION, TRANSFER RESTRICTIONS

SECTION 1.16.　　Optional Repurchase.

(1)　　　The Series 2000-1 Notes will be subject to optional repurchase in an amount equal to the Redemption Price by the Seller on any Payment Date following the Amortization Period Commencement Date after the aggregate outstanding principal balance of the Series 2000-1 Notes is reduced to an amount less than or equal to $10,000,000 (10% of the initial outstanding principal balance of the Series 2000-1 Notes).

(2)　　　The Servicer shall give the Indenture Trustee at least 10 days' prior written notice of the Payment Date on which the Servicer intends to exercise such purchase option. Not later than 10:00 a.m. (New York City time) on the day preceding such Payment Date, the Servicer shall deposit an amount equal to the Redemption Price (less any amount held in the Carrying Cost Account to be distributed on that Payment Date to the Series 2000-1 Noteholders) into the Collection Account. Such repurchase option is subject to payment in full of the Redemption Price. Such amount deposited in the Collection Account shall be distributed as set forth in Section 8.01.

SECTION 1.17.　　Transfer Restrictions.

(1)　　　During the period commencing on the Closing Date for the Series 2000-1 Notes and ending on the 40th day thereafter (the "Distribution Compliance Period"), a beneficial interest in any Temporary Regulation S Global Note may not be transferred to a U.S. Person, unless the beneficial interest in the Temporary Regulation S Global Note is exchanged for a beneficial interest in the Rule 144A Global Note, and then only if such exchange occurs in connection with a transfer pursuant to Rule 144A under the Securities Act and the transferor first delivers to the Indenture Trustee a written certificate to the effect that such transfer is being made to a Person that the transferor reasonably believes is a QIB purchasing for its own account or the account of a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) (a "QIB") in a transaction meeting the requirements of Rule 144A under the Securities Act and in accordance with all applicable securities laws of all U.S. states and other jurisdictions.

(2)　　　Beneficial interests in a Rule 144A Global Note may be transferred to a Person that takes delivery in the form of an interest in a Temporary Regulation S Global Note, prior to the expiration of the Distribution Compliance Period, only if the transferor first delivers to the Indenture Trustee a written certificate to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S under the Securities Act.

(3)   Any beneficial interest in one of the Global Notes that is transferred to a Person that takes delivery in the form of an interest in another Global Note will, upon transfer, cease to be an interest in the first such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to such beneficial interest in such other Global Note for so long as it remains such an interest.

(4)   In addition to the foregoing restrictions, the transfer of the Series 2000-1 Notes, or beneficial interests therein, shall be subject to the restrictions set forth in the respective Global Notes attached hereto.

ARTICLE VIII

FINAL DISTRIBUTIONS, STATED FINAL MATURITY

SECTION 1.18.   Acquisition of Notes Pursuant to Section 10.1 of the Indenture; Distributions Pursuant to Section 7.01 of this Series 2000-1 Supplement or Section 8.04 of the Indenture.

(1)   The amount to be paid by the Issuer to the Series 2000-1 Principal Funding Account in connection with a purchase of the Notes pursuant to Section 10.1 of the Indenture shall equal the Redemption Price (less any amount held in the Carrying Cost Account to be distributed on that Payment Date to the Series 2000-1 Noteholders) for the Payment Date on which such repurchase occurs.

(2)   With respect to the amount deposited into the Collection Account pursuant to Section 7.01 of Series 2000-1 Supplement, the Indenture Trustee shall, not later than 10:00 a.m. (New York City time), on the Payment Date on which such amounts are deposited (or, if such date is not a Payment Date, on the immediately following Payment Date) deposit such amount into the Series 2000-1 Principal Funding Account.

(3)   Notwithstanding anything to the contrary in this Series 2000-1 Supplement or the Indenture, the entire amount deposited in the Series 2000-1 Principal Funding Account pursuant to Section 8.01 hereof and amounts on deposit in the Carrying Cost Account in respect of Monthly Interest on the Series 2000-1 Notes shall be distributed in full to the Series 2000-1 Noteholders on such date and any distribution made pursuant to paragraph (b) above shall be deemed to be a final distribution pursuant to Section 8.4 of the Indenture with respect to the Series 2000-1 Notes.

SECTION 1.19.   Stated Final Maturity Date.

(1)   Following the occurrence of the Stated Final Maturity Date for the Series 2000-1 Notes, Series 2000-1 Noteholders will no longer have any interest in the Receivables and all the representations and covenants of the Seller and the Servicer relating to the Receivables, as well as other specified provisions of the Indenture and all remedies for breaches thereof, will no longer accrue to the benefit of the Series 2000-1 Noteholders. In addition, following the Stated Final Maturity Date, no Group Collections, Recoveries, or Transfer Deposit Amounts in respect of Dilution or Warranty Set-Offs will be allocated to the Series 2000-1 Notes.

ARTICLE IX

MISCELLANEOUS PROVISIONS

SECTION 1.20.   Ratification of Agreement. As supplemented by this Series 2000-1 Supplement, the Indenture is in all respects ratified and confirmed and the Indenture as so supplemented by this Series 2000-1 Supplement shall be read, taken and construed as one and the same instrument.

SECTION 1.21.   Counterparts. This Series 2000-1 Supplement may be executed in two or more counterparts (and by different parties on separate counterparts) each of which shall be an original, but all of which together shall constitute one and the same instrument.

SECTION 1.22.   GOVERNING LAW. THIS Series 2000-1 Supplement SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF ILLINOIS, WITHOUT REFERENCE TO ITS OR ANY OTHER JURISDICTION'S CONFLICT OF LAW PROVISIONS, AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

IN WITNESS WHEREOF, the Issuer and the Indenture Trustee have caused this Series 2000-1 Supplement to be duly executed by their respective officers, thereunto duly authorized, all as of the day and year first above written.

TRUCK ENGINE RECEIVABLES MASTER TRUST

	By:	Chase Manhattan Bank USA, National Association, not in its individual capacity but solely as Owner Trustee

By:

_____

Name:
Title:

THE BANK OF NEW YORK, not in its individual capacity but solely as Indenture Trustee

By:

_____

Name:
Title:

Acknowledged and Accepted:

NAVISTAR FINANCIAL CORPORATION,
Servicer

By:_____
Name: R. Wayne Cain
Title: Vice President and Treasurer

[FORM OF RULE 144A GLOBAL NOTE]

REGISTERED $_____

No. R-_

THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THIS NOTE (OR AN INTEREST HEREIN) IS HEREBY NOTIFIED THAT THE SELLER OF THIS NOTE (OR SUCH INTEREST) MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER ("RULE 144A").

THE HOLDER OF THIS NOTE AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THIS NOTE MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (I) INSIDE THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (II) OUTSIDE THE UNITED STATES IN AN OFF SHORE TRANSACTION IN ACCORDANCE WITH RULE 904 UNDER THE SECURITIES ACT, (III) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, AND, IN EACH OF CASES (I) THROUGH (III), IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS NOTE FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE.

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP NO. _____

Unless this Note is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Issuer or its agent for registration of transfer, exchange or payment, and any Note issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE

BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

THE PRINCIPAL OF THIS NOTE IS PAYABLE AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING PRINCIPAL BALANCE OF THIS NOTE AT ANY TIME MAY BE LESS THAN THE AMOUNT SHOWN ON THE FACE HEREOF.

TRUCK ENGINE RECEIVABLES MASTER TRUST
FLOATING RATE TRADE RECEIVABLES
BACKED NOTES, SERIES 2000-1
RULE 144A GLOBAL NOTE

Evidencing an indebtedness of the Trust, the corpus of which consists of trade receivables (collectively the "Receivables") originated from time to time in the ordinary course of business pursuant to certain supply agreements by International Truck and Engine Corporation, a Delaware corporation (the "International"). This Note (the "Note") does not represent any interest in, or recourse obligation of, International, Navistar Financial Corporation, a Delaware corporation and wholly-owned subsidiary of the International (the "Servicer"), Truck Engine Receivables Financing Co. (the "Seller"), Ford Motor Company or any affiliate thereof.

This Floating Rate Trade Receivables Backed Note, Series 2000-1 (this "Note") evidences the indebtedness of TRUCK ENGINE RECEIVABLES MASTER TRUST (the "Trust" or the "Issuer") to Cede & Co., or registered assigns (the "Noteholder"). This Note was created pursuant to an Indenture (the "Indenture"; such term to include any amendment or Supplement thereto) dated as of November __, 2000, among the Issuer, the Servicer and The Bank of New York, as Indenture Trustee (the "Indenture Trustee"), and the Series 2000-1 Supplement (the "Series 2000-1 Supplement") thereto dated as of November __, 2000, among the Issuer, the Servicer and the Indenture Trustee.

This Note is issued under, and is subject to, the terms and conditions of the Indenture to which, as amended and supplemented from time to time, this Noteholder by virtue of acceptance hereof is bound.

The Issuer has entered into the Indenture and the Notes have been (or will be) issued with the intention that the Notes will qualify under applicable tax law as indebtedness. Each Noteholder and Note Owner, by the acceptance of its Note, agrees to treat the Notes as indebtedness for all Federal income taxes, state and local income, single business and franchise taxes and any other taxes imposed on or measured by income.

A1-2

The Issuer, for value received, hereby promises to pay to the Noteholders, the principal sum of _____ DOLLARS ($_____) pursuant to and in accordance with the terms of the Indenture but no sooner than the earlier to occur of (i) the Amortization Period Commencement Date and (ii) an Event of Default and declaration by a majority of the principal balance of the outstanding Notes that the principal balance of the Notes is immediately due and payable; *provided*, *however*, that the entire unpaid principal balance of this Note shall be due and payable on December 15, 2006 (the "Stated Final Maturity Date"). The Issuer will pay interest on this Note, to the extent of available funds as provided in the Indenture and the Series 2000-1 Supplement, at the rate per annum equal to One-Month LIBOR plus 0.__% on each Payment Date on the principal amount of this Note outstanding on the preceding Payment Date (after giving effect to all payments of principal made on the preceding Payment Date) until the principal of this Note is paid in full. Interest on this Note (and interest on unpaid interest) will accrue for each Payment Date from and including the most recent Payment Date on which interest has been paid to but excluding the then current Payment Date or, with respect to the first Payment Date, from and including the date hereof to but excluding the first Payment Date. Interest on this Note will be calculated on the basis of the actual number of days elapsed since the Closing Date or the preceding Payment Date divided by 360. Such principal of and interest on this Note shall be paid in the manner specified on the reverse hereof.

Reference is made to the further provisions of this Note set forth on the reverse hereof, which shall have the same effect as though fully set forth on the face of this Note.

Unless the certificate of authentication hereon has been executed by the Indenture Trustee whose name appears below by manual signature, this Note shall not be entitled to any benefit under the Indenture referred to on the reverse hereof or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Issuer has caused this Note to be duly executed.

Dated: November __, 2000

TRUCK ENGINE RECEIVABLES MASTER TRUST
By Chase Manhattan Bank USA, National Association, not in its individual capacity, but solely as Owner Trustee

By: _____
  Name:
  Title:

INDENTURE TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Notes designated above and referred to in the within-mentioned Indenture and Series 2000-1 Supplement.

Dated: November __, 2000

THE BANK OF NEW YORK, not in its individual capacity but solely as Indenture Trustee

By: _____
Authorized Officer

REVERSE OF NOTE

This Note is one of a duly authorized issue of the Issuer designated as its Floating Rate Trade Receivables Backed Notes, Series 2000-1 (herein called the "Notes"), all issued under an Indenture, dated as of November __, 2000, (such Indenture, as supplemented by a Series 2000-1 Supplement or amended, is herein called the "Indenture"), among the Issuer and The Bank of New York, a New York banking corporation, as indenture trustee (the "Indenture Trustee", which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights and obligations thereunder of the Issuer, the Indenture Trustee and the Noteholders. The Notes are governed by and subject to all terms of the Indenture (which terms are incorporated herein and made a part hereof), to which Indenture the holder of this Note by virtue of acceptance hereof assents and by which such holder is bound. All capitalized terms used and not otherwise defined in this Note that are defined in the Indenture, as supplemented or amended, shall have the meanings assigned to them in or pursuant to the Indenture.

Principal Amount. Upon initial issuance, this Rule 144A Global Note shall have an initial principal balance equal to the principal balance of the Series 2000-1 Notes which were sold to the initial purchasers and initially resold in reliance on the exemption from registration under the Securities Act provided by Rule 144A. Such initial principal balance shall be indicated on Schedule 1 to this Rule 144A Global Note. Concurrently with the issuance of this Rule 144A Global Note, the Issuer will issue another Global Note (the "Temporary Regulation S Global Note"), the initial principal balance of which shall equal the principal amount of the Series 2000-1 Notes which were sold to non-U.S. Persons in reliance on the exemption from registration under the Securities Act provided by Regulation S. Under certain circumstances, all or part of the interests in the Temporary Regulation S Global Note may be exchanged for interests in a permanent Global Note (the "Permanent Regulation S Global Note" and, together with the Temporary Regulation S Global Note, the "Regulation S Global Notes").

Upon a transfer in compliance with the requirements of the Indenture by any Note Owner holding a beneficial interest in this Rule 144A Global Note of all or a portion of such beneficial interest to a non-U.S. Person who will hold such beneficial interest through either Regulation S Global Note, the principal amount represented by such transferred beneficial interest shall cease to be an interest in this Rule 144A Global Note and shall become an interest in the applicable Regulation S Global Note. Similarly, upon a transfer in compliance with the requirements of the Series 2000-1 Supplement by any Note Owner holding a beneficial interest in a Regulation S Global Note of all or a portion of such beneficial interest to a Person who will hold such beneficial interest through this Rule 144A Global Note, the principal amount represented by such transferred beneficial interest shall cease to be an interest in such Regulation S Global Note and shall become an interest in this Rule 144A Global Note. In either such case, the

Issuer shall procure that the principal amount of this Rule 144A Global Note and of the Regulation S Global Note is increased or decreased appropriately and that the remaining principal balance of this Rule 144A Global Note is noted on Schedule 1 hereto, whereupon the principal amount of this Rule 144A Global Note shall be as most recently so noted.

No Recourse Against Persons in Individual Capacity. Each Noteholder or Note Owner, by acceptance of a Note or, in the case of a Note Owner, a beneficial interest in a Note, covenants and agrees that no recourse may be taken, directly or indirectly, with respect to the obligations of the Issuer or the Indenture Trustee on the Notes or under the Indenture or any certificate or other writing delivered in connection therewith, against (i) the Indenture Trustee or the Issuer in their individual capacities, (ii) any owner of a beneficial interest in the Trust or (iii) any partner, owner, beneficiary, agent, officer, director or employee of the Indenture Trustee or the Issuer in their individual capacities, any holder of a beneficial interest in the Trust, the Issuer or the Indenture Trustee or of any successor or assign of the Indenture Trustee or the Issuer in their individual capacities, except as any such Person may have expressly agreed (it being understood that the Indenture Trustee and the Issuer have no such obligations in their individual capacities) and except that any such partner, owner or beneficiary shall be fully liable, to the extent provided by applicable law, for any unpaid consideration for stock, unpaid capital contribution or failure to pay any instalment or call owing to such entity.

No Petition Covenant. Each Noteholder or Note Owner, by acceptance of a Note or, in the case of a Note Owner, a beneficial interest in a Note, covenants and agrees that by accepting the benefits of the Indenture such Noteholder will not, prior to the date which is one year and one day after the termination of such Indenture with respect to the Issuer, acquiesce, petition or otherwise invoke or cause the Seller or the Issuer to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against the Seller, the Trust, or the Trust Estate under any federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Seller or the Issuer or any substantial part of its property, or ordering the winding up or liquidation of the affairs of the Seller, or the Trust.

Tax Characterization. Each Noteholder, by acceptance of a Note or, in the case of a Note Owner, a beneficial interest in a Note, unless otherwise required by appropriate taxing authorities, agrees to treat the Notes as indebtedness secured by the Collateral for the purpose of federal income taxes, state and local income and franchise taxes, and any other taxes imposed upon, measured by or based upon gross or net income.

Ownership Treatment. Prior to the due presentment for registration of transfer of this Note, the Issuer, the Indenture Trustee and any agent of the Issuer or the Indenture Trustee may treat the Person in whose name this Note (as of the day of determination or as of such other date as may be specified in the Indenture) is registered as the owner hereof for all purposes, whether or not this Note shall be overdue, and neither the Issuer, the Indenture Trustee nor any such agent shall be affected by notice to the contrary.

Amendments to Indenture. The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer and the rights of the Noteholders under the Indenture at any time by the Issuer with the consent of the Holders of Notes representing a majority of the principal amount of the outstanding Notes. The Indenture also contains provisions permitting the Holders of Notes representing a majority of the principal amount of the outstanding Notes, on behalf of the Holders of all the Notes, to waive compliance by the Issuer with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note (or any one or more Predecessor Notes) shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof whether or not notation of such consent or waiver is made upon this Note. The Indenture also permits the Indenture Trustee to amend or waive certain terms and conditions set forth in the Indenture without the consent of the Noteholders.

Miscellaneous.

The term "Issuer" as used in this Note includes any successor to the Issuer under the Indenture.

The term "Payment Date" mean the fifteenth day of each calendar month, or, if such fifteenth day is not a Business Day, the next succeeding Business Day.

The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Indenture Trustee and the Holders of Notes under the Indenture.

The Notes are issuable only in registered form in denominations as provided in the Indenture, subject to certain limitations therein set forth.

This Note and the Indenture shall be construed in accordance with the laws of the State of Illinois, without reference to its conflict of law provisions, and the obligations, rights and remedies of the parties hereunder and thereunder shall be determined in accordance with such laws.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of and interest on this Note at the times, place and rate, and in the coin or currency herein prescribed.

Anything herein to the contrary notwithstanding, except as expressly provided in the Basic Documents, neither the Seller, the Servicer, the Indenture Trustee nor the Issuer in their respective individual capacities, any owner of a beneficial interest in the Trust, nor any of their respective partners, beneficiaries, agents, officers, directors, employees or successors or assigns, shall be personally liable for, nor shall recourse be had to any of them for, the payment of principal of or interest on, or performance of, or omission to perform, any of the covenants, obligations or indemnifications contained in this Note or the Indenture, it being expressly understood that said covenants, obligations and indemnifications have been made by the Issuer and the Individual Trustee. The Holder of this Note by the acceptance hereof agrees that, except as expressly provided in the Basic Documents, in the case of an Event of Default under the Indenture, the Holder shall have no claim against any of the foregoing for any deficiency, loss or claim therefrom; provided, however, that nothing contained herein shall be taken to prevent recourse to, and enforcement against, the Collateral for any and all liabilities, obligations and undertakings contained in the Indenture or in this Note.

ASSIGNMENT

Social Security or taxpayer I.D. or other identifying number of assignee

_____

                FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(name and address of assignee)

the within Note and all rights thereunder, and hereby irrevocably constitutes and appoints _____, as attorney, to transfer said Note on the books kept for registration thereof, with full power of substitution in the premises.

Dated:_____   _____[1]

                            Signature Guaranteed:

_____   _____

---

[1] NOTE: The signature to this assignment must correspond with the name of the registered owner as it appears on the face of the within Note in every particular, without alteration, enlargement or any change whatsoever.

REGISTERED $_____

No. R-_

[FORM OF TEMPORARY REGULATION S GLOBAL NOTE]

THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE " SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THIS NOTE IS HEREBY NOTIFIED THAT THE SELLER OF THIS NOTE MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE U.S. SECURITIES ACT PROVIDED BY REGULATION S THEREUNDER ("REGULATION S").

THE HOLDER OF THIS NOTE AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THIS NOTE MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (I) INSIDE THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (II) OUTSIDE THE UNITED STATES IN AN OFF-SHORE TRANSACTION IN ACCORDANCE WITH RULE 904 OF REGULATION S, OR (III) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND, IN EACH OF CASES (I) THROUGH (III), IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS NOTE FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN CLAUSE (A) ABOVE.

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP NO. _____

Unless this Note is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Issuer or its agent for registration of transfer, exchange or payment, and any Note issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

THE PRINCIPAL OF THIS NOTE IS PAYABLE AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING PRINCIPAL BALANCE OF THIS NOTE AT ANY TIME MAY BE LESS THAN THE AMOUNT SHOWN ON THE FACE HEREOF.

TRUCK ENGINE RECEIVABLES MASTER TRUST
FLOATING RATE TRADE RECEIVABLES
BACKED NOTES, SERIES 2000-1

Evidencing an indebtedness of the Trust, the corpus of which consists of trade receivables (collectively the "Receivables") originated from time to time in the ordinary course of business pursuant to certain supply agreements by International Truck and Engine Corporation, a Delaware corporation (the "International"). This Note (the "Note") does not represent any interest in, or recourse obligation of, International, Navistar Financial Corporation, a Delaware corporation and wholly-owned subsidiary of the International (the "Servicer"), Truck Engine Receivables Financing Co. (the "Seller"), Ford Motor Company or any affiliate thereof.

TEMPORARY REGULATION S GLOBAL NOTE

This Floating Rate Trade Receivables Backed Note, Series 2000-1 (this "Note") evidences the indebtedness of TRUCK ENGINE RECEIVABLES MASTER TRUST (the "Trust" or the "Issuer") to Cede & Co., or registered assigns (the "Noteholder"). This Note was created pursuant to an Indenture (the "Indenture"; such term to include any amendment or Supplement thereto) dated as of November __, 2000, among the Issuer, the Servicer and The Bank of New York, as Indenture Trustee (the "Indenture Trustee"), and the Series 2000-1 Supplement (the "Series 2000-1 Supplement") thereto dated as of November __, 2000, among the Issuer, the Servicer and the Indenture Trustee.

This Note is issued under, and is subject to, the terms and conditions of the Indenture to which, as amended and supplemented from time to time, this Noteholder by virtue of acceptance hereof is bound.

The Issuer has entered into the Indenture and the Notes have been (or will be) issued with the intention that the Notes will qualify under applicable tax law as indebtedness. Each Noteholder and Note Owner, by the acceptance of its Note, agrees to treat the Notes as indebtedness for all Federal income taxes, state and local income, single business and franchise taxes and any other taxes imposed on or measured by income.

The Issuer, for value received, hereby promises to pay to the Noteholders, the principal sum of _____ DOLLARS ($_____) pursuant to and in accordance with the terms of the Indenture but no sooner than the earlier to occur of (i) the Amortization Period Commencement Date and (ii) an Event of Default and declaration by a majority of the principal balance of the outstanding Notes that the principal balance of the Notes is immediately due and payable; *provided*, *however*, that the entire unpaid principal balance of this Note shall be due and payable on December 15, 2006 (the "Stated Final Maturity Date"). The Issuer will pay interest on this Note, to the extent of available funds as provided in the Indenture and the Series 2000-1 Supplement, at the rate per annum equal to One-Month LIBOR plus 0.__% on each Payment Date on the principal amount of this Note outstanding on the preceding Payment Date (after giving effect to all payments of principal made on the preceding Payment Date) until the principal of this Note is paid in full. Interest on this Note (and interest on unpaid interest) will accrue for each Payment Date from and including the most recent Payment Date on which interest has been paid to but excluding the then current Payment Date or, with respect to the first Payment Date, from and including the date hereof to but excluding the first Payment Date. Interest on this Note will be calculated on the basis of the actual number of days elapsed since the Closing Date or the preceding Payment Date divided by 360. Such principal of and interest on this Note shall be paid in the manner specified on the reverse hereof.

Reference is made to the further provisions of this Note set forth on the reverse hereof, which shall have the same effect as though fully set forth on the face of this Note.

Unless the certificate of authentication hereon has been executed by the Indenture Trustee whose name appears below by manual signature, this Note shall not be entitled to any benefit under the Indenture referred to on the reverse hereof or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Issuer has caused this Note to be duly executed.

Dated: November __, 2000

TRUCK ENGINE RECEIVABLES MASTER TRUST
By Chase Manhattan Bank USA, National Association, not in its individual capacity, but solely as Owner Trustee

By: _____

Name:
Title:

INDENTURE TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Notes designated above and referred to in the within-mentioned Indenture and Series 2000-1 Supplement.

Dated: November __, 2000

THE BANK OF NEW YORK, not in its individual capacity but solely   as Indenture Trustee

By: _____

Authorized Officer

REVERSE OF NOTE

This Note is one of a duly authorized issue of the Issuer designated as its Floating Rate Trade Receivables Backed Notes, Series 2000-1 (herein called the "Notes"), all issued under an Indenture, dated as of November __, 2000, (such Indenture, as supplemented by a Series 2000-1 Supplement or amended, is herein called the "Indenture"), among the Issuer and The Bank of New York, a New York banking corporation, as indenture trustee (the "Indenture Trustee", which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights and obligations thereunder of the Issuer, the Indenture Trustee and the Noteholders. The Notes are governed by and subject to all terms of the Indenture (which terms are incorporated herein and made a part hereof), to which Indenture the holder of this Note by virtue of acceptance hereof assents and by which such holder is bound. All capitalized terms used and not otherwise defined in this Note that are defined in the Indenture, as supplemented or amended, shall have the meanings assigned to them in or pursuant to the Indenture.

Exchange for Permanent Regulation S Global Note. On or after 40 days after the date of issue of this Temporary Regulation S Global Note (the "Exchange Date"), the Issuer shall procure the delivery of a permanent global note (the "Permanent Regulation S Global Note"), in full or partial exchange for this Temporary Regulation S Global Note against:

(a) presentation and surrender of this Temporary Regulation S Global Note at the specified office of the Indenture Trustee; and

(b) receipt by the Indenture Trustee of a certificate or certificates issued by each Clearing Agency dated not earlier than the Exchange Date and in substantially the form set out in Exhibit A-3 to this Temporary Regulation S Global Note.

The principal amount of the Permanent Regulation S Global Note on such date shall be equal to the aggregate of the principal amounts specified in the certificates issued by the Clearing Agencies and received by the Indenture Trustee.

Any person who would, but for the provisions of this Temporary Regulation S Global Note, the Permanent Global Note and the Indenture, otherwise be entitled to receive a definitive Note or definitive Notes shall not be entitled to require the exchange of an appropriate part of this Temporary Regulation S Global Note for a like part of the Permanent Regulation S Global Note unless and until he shall have delivered or caused to be delivered to Euroclear or Clearstream a certificate substantially in the form of the certificate attached as Exhibit A-4 (copies of which form of certificate will be available at the offices of Euroclear in Brussels and Clearstream in Luxembourg and the specified office of each of the Paying Agents).

Principal Amount. Upon initial issuance, this Temporary Regulation S Global Note shall have an initial principal balance equal to the principal balance of the Series 2000-1 Notes which were sold to the Initial Purchasers and initially resold in reliance on the exemption from registration under the Securities Act provided by Regulation S. Such initial principal balance shall be indicated on Schedule 1 to this Temporary Regulation S Global Note. Concurrently with the issuance of this Temporary Regulation S Global Note, the Issuer will issue another Global Note (the "Rule 144A Global Note"), the initial principal balance of which shall equal the principal amount of the Series 2000-1 Notes which were sold to the Initial Purchasers and initially resold in reliance on the exemption from registration under the Securities Act provided by Rule 144A.

Upon a transfer in compliance with the requirements of the Indenture by any Note Owner holding a beneficial interest in this Temporary Regulation S Global Note of all or a portion of such beneficial interest to a Person who will hold such beneficial interest through the Rule 144A Global Note, the principal amount represented by such transferred beneficial interest shall cease to be an interest in this Temporary Regulation S Global Note and shall become an interest in the Rule 144A Global Note. Similarly, upon a transfer in compliance with the requirements of the Series 2000-1 Supplement by any Note Owner holding a beneficial interest in the Rule 144A Global Note of all or a portion of such beneficial interest to a non-U.S. Person who will hold such beneficial interest through this Temporary Regulation S Global Note, the principal amount represented by such transferred beneficial interest shall cease to be an interest in the Rule 144A Global Note and shall become an interest in this Temporary Regulation S Global Note. In either such case, the Issuer shall procure that the principal amount of this Temporary Regulation S Global Note and of the Rule 144A Global Note is increased or decreased appropriately and that the remaining principal balance of this Temporary Regulation S Global Note is noted on Schedule 1 hereto, whereupon the principal amount of this Temporary Regulation S Global Note shall be as most recently so noted.

No Recourse Against Persons in Individual Capacity. Each Noteholder or Note Owner, by acceptance of a Note or, in the case of a Note Owner, a beneficial interest in a Note, covenants and agrees that no recourse may be taken, directly or indirectly, with respect to the obligations of the Issuer or the Indenture Trustee on the Notes or under the Indenture or any certificate or other writing delivered in connection therewith, against (i) the Indenture Trustee or the Issuer in their individual capacities, (ii) any owner of a beneficial interest in the Trust or (iii) any partner, owner, beneficiary, agent, officer, director or employee of the Indenture Trustee or the Issuer in their individual capacities, any holder of a beneficial interest in the Trust, the Issuer or the Indenture Trustee or of any successor or assign of the Indenture Trustee or the Issuer in their individual capacities, except as any such Person may have expressly agreed (it being understood that the Indenture Trustee and the Issuer have no such obligations in their individual capacities) and except that any such partner, owner or beneficiary shall be fully liable, to the extent provided by applicable law, for any unpaid consideration for stock, unpaid capital contribution or failure to pay any instalment or call owing to such entity.

No Petition Covenant. Each Noteholder or Note Owner, by acceptance of a Note or, in the case of a Note Owner, a beneficial interest in a Note, covenants and agrees that by accepting the benefits of the Indenture such Noteholder will not, prior to the date which is one year and one day after the termination of such Indenture with respect to the Issuer, acquiesce, petition or otherwise invoke or cause the Seller or the Issuer to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against the Seller, the Trust, or the Trust Estate under any federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Seller or the Issuer or any substantial part of its property, or ordering the winding up or liquidation of the affairs of the Seller, or the Trust.

Tax Characterization. Each Noteholder, by acceptance of a Note or, in the case of a Note Owner, a beneficial interest in a Note, unless otherwise required by appropriate taxing authorities, agrees to treat the Notes as indebtedness secured by the Collateral for the purpose of federal income taxes, state and local income and franchise taxes, and any other taxes imposed upon, measured by or based upon gross or net income.

Ownership Treatment. Prior to the due presentment for registration of transfer of this Note, the Issuer, the Indenture Trustee and any agent of the Issuer or the Indenture Trustee may treat the Person in whose name this Note (as of the day of determination or as of such other date as may be specified in the Indenture) is registered as the owner hereof for all purposes, whether or not this Note shall be overdue, and neither the Issuer, the Indenture Trustee nor any such agent shall be affected by notice to the contrary.

Amendment to Indenture. The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer and the rights of the Noteholders under the Indenture at any time by the Issuer with the consent of the Holders of Notes representing a majority of the principal amount of the outstanding Notes. The Indenture also contains provisions permitting the Holders of Notes representing a majority of the principal amount of the outstanding Notes, on behalf of the Holders of all the Notes, to waive compliance by the Issuer with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note (or any one or more Predecessor Notes) shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof whether or not notation of such consent or waiver is made upon this Note. The Indenture also permits the Indenture Trustee to amend or waive certain terms and conditions set forth in the Indenture without the consent of the Noteholders.

Miscellaneous.

The term "Issuer" as used in this Note includes any successor to the Issuer under the Indenture.

The term "Payment Date" mean the fifteenth day of each calendar month, or, if such fifteenth day is not a Business Day, the next succeeding Business Day.

The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Indenture Trustee and the Holders of Notes under the Indenture.

The Notes are issuable only in registered form in denominations as provided in the Indenture, subject to certain limitations therein set forth.

This Note and the Indenture shall be construed in accordance with the laws of the State of Illinois, without reference to its conflict of law provisions, and the obligations, rights and remedies of the parties hereunder and thereunder shall be determined in accordance with such laws.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of and interest on this Note at the times, place and rate, and in the coin or currency herein prescribed.

Anything herein to the contrary notwithstanding, except as expressly provided in the Basic Documents, neither the Seller, the Servicer, the Indenture Trustee nor the Issuer in their respective individual capacities, any owner of a beneficial interest in the Trust, nor any of their respective partners, beneficiaries, agents, officers, directors, employees or successors or assigns, shall be personally liable for, nor shall recourse be had to any of them for, the payment of principal of or interest on, or performance of, or omission to perform, any of the covenants, obligations or indemnifications contained in this Note or the Indenture, it being expressly understood that said covenants, obligations and indemnifications have been made by the Issuer and the Individual Trustee. The Holder of this Note by the acceptance hereof agrees that, except as expressly provided in the Basic Documents, in the case of an Event of Default under the Indenture, the Holder shall have no claim against any of the foregoing for any deficiency, loss or claim therefrom; provided, however, that nothing contained herein shall be taken to prevent recourse to, and enforcement against, the Collateral for any and all liabilities, obligations and undertakings contained in the Indenture or in this Note.

ASSIGNMENT

Social Security or taxpayer I.D. or other identifying number of assignee

_____

         FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____
_____
(name and address of assignee)

the within Note and all rights thereunder, and hereby irrevocably constitutes and appoints _____, as attorney, to transfer said Note on the books kept for registration thereof, with full power of substitution in the premises.

Dated:_____   _____[2]

                           Signature Guaranteed:

_____   _____

---

[2] NOTE: The signature to this assignment must correspond with the name of the registered owner as it appears on the face of the within Note in every particular, without alteration, enlargement or any change whatsoever.

I. CALCULATION OF BASE AMOUNT

On each Business Day prior to the Group I Amortization Period, the Servicer will calculate the Base Amount. On any Business Day, the "Base Amount" will equal the result of the following formula:

[NER x GCAP x (100% - DWRR)] - (CCRR + NCRR)

where:

NER	=	the **"Net Eligible Receivables**,**"** which is the greater of (i) (ER-AP-WHR-EETB) and (ii) zero;
ER	=	the aggregate unpaid balance of Eligible Receivables as reported in the Daily Activity Report for that Business Day;
AP	=	the balance of any accounts payable from International or Navistar Financial to Ford which are unrelated to engine warranty or dilution, as reported in the Daily Activity Report for that Business Day;
WHR	=	the Warehouse Reserve, as reported in the Daily Activity Report for that Business Day;
EETB	=	the Excess Extended Term Balance, as reported in the Daily Activity Report for that Business Day;
GCAP	=	the Group Collection Allocation Percentage for that Business Day (see II below);
DWRR	=	the Dilution/Warranty Reserve Ratio in effect for that Business Day (see I.A. below);
CCRR	=	the Carrying Cost Receivables Reserve as reported in the Daily Activity Report for that Business Day (see I.C. below); and
NCRR	=	the Negative Carry Receivables Reserve as reported in the Daily Activity Report for that Business Day (see I.D. below).

A.   Calculation of Dilution/Warranty Reserve Ratio.

The **"Dilution/Warranty Reserve Ratio"** means, during any Payment Period, the lesser of (i) 100% and (ii) the sum of the Reserve Ratio (see I.B below) plus the Warranty Ratio (see I.E. below).

B. Calculation of Reserve Ratio.

The **"Reserve Ratio"** means, during any Payment Period, the greater of (a) the Minimum Required Reserve Ratio and (b) the Required Reserve Ratio as calculated in the Monthly Report required to be delivered on the Report Date immediately prior to the start of that Payment Period.

1. Minimum Required Reserve Ratio.

"Dilution" means a non-cash reduction in the principal balance of a Receivable on account of discounts, incorrect billings, credits, rebates, allowances, chargebacks, set-offs, returned or repossessed goods or allowances for early payments or any other reduction in the balance of a Receivable for any reason unrelated to the inability of Ford to pay the Receivable. "Dilution" does not include Warranty Set-Offs.

"Dilution Horizon Variable" means, at any time, a fraction having (a) a numerator equal to the sum of the aggregate amounts payable pursuant to invoices giving rise to Receivables and generated by the Originator during the Collection Period ending on the most recent Cut-Off Date (as of that Cut-Off Date) and (b) a denominator equal to the Net Eligible Receivables as of the most recent Cut-Off Date; *provided, however* that if Net Eligible Receivables equals zero, the Dilution Horizon Variable shall equal zero.

"Dilution Ratio" means, as calculated in each Monthly Report as of the most recent Cut-Off Date, a fraction (expressed as a percentage) having (a) a numerator equal to the aggregate amount of Dilution on the Receivables occurring during the Collection Period ending on the most recent Cut-Off Date, and (b) a denominator equal to the aggregate amount of Receivables that were generated by the Originator during the Collection Period ending on the most recent Cut-Off Date; *provided, however* that if such amount of Receivables generated equals zero, the Dilution Ratio shall equal the Dilution Ratio that was calculated for the prior Monthly Report.

The **"Minimum Required Reserve Ratio"** means, as of any Cut-Off Date, the product of the average of the Dilution Ratios for the period of 12 preceding Collection Periods ending on that Cut-Off Date, *multiplied by* the Dilution Horizon Variable for that Cut-Off Date.

2. Required Reserve Ratio.

The **"Required Reserve Ratio"** means, as calculated in each Monthly Report, the Dilution Reserve Ratio, calculated using an Applicable Ratings Factor which shall at all times equal 2.0.

The **"Dilution Reserve Ratio"** means, as calculated in each Monthly Report, the result (expressed as a percentage) calculated in accordance with the following formula:

$$DRR \quad = \quad \{(ARF \times ADR) + [(HDR-ADR) \times (HDR/ADR)]\} \times DHV$$

where:

DRR   =   the Dilution Reserve Ratio;

ARF   =   the Applicable Ratings Factor (which shall at all times equal 2.0);

ADR   =   the average of the Dilution Ratios during the period of 12 consecutive Collection Periods ending on the related Cut-Off Date;

HDR   =   the highest Dilution Ratio for any Collection Period within the 12 consecutive Collection Periods ending on the related Cut-Off Date; and

DHV   =   the Dilution Horizon Variable.

C. Carrying Cost Receivables Reserve.

The **"Carrying Cost Receivables Reserve"** is used to allocate a portion of the value of the aggregate unpaid balance of Receivables held by the Trust to cover certain estimated carrying costs (including interest on the Notes). The amount of the Carrying Cost Receivables Reserve on any Business Day will equal:

(a)   the Current Carrying Costs; *plus*

(b)   the product of (i) the outstanding principal balance of the Series 2000-1 Notes *multiplied by* (ii) 1.5 *multiplied by* the Series 2000-1 Note Rate, *multiplied by* (iii) a fraction the numerator of which is the Assumed Liquidation Days and the denominator of which is 360; *plus*

(c)   the product of (i) the aggregate unpaid balance of Receivables on the next preceding Payment Date, *multiplied by* (ii) 0.25%, *multiplied by* (iii) a fraction the numerator of which is the Assumed Liquidation Days and the denominator of which is 365 or 366, as applicable; *plus*

(d)   additional amounts specified for each other Series in Group I in the related supplement; *minus*

(e)   the balance on deposit in the Carrying Cost Account at the beginning of that Business Day.

"Assumed Liquidation Days" means the greater of (a) 30 and (b) two *multiplied by* the number of Turnover Days.

"Turnover Days" means, at any time, an amount equal to the product of (i) a fraction, the numerator of which is the sum of the unpaid balances of Receivables at the end of each of the three immediately preceding Collection Periods, and the denominator of which is the aggregate amount of Receivables generated during the three immediately preceding Collection Periods and (ii) 30.

D. Negative Carry Receivables Reserve.

The amount of the **"Negative Carry Receivables Reserve"** means, on any Business Day prior to the Negative Carry Account Funded Date:

      (a)   the product of (i) the outstanding principal balance of the Series 2000-1 Notes *multiplied by* (ii) 0.55%, *multiplied by* (iii) a fraction the numerator of which is the lesser of (A) 380 and (B) the number of days remaining until the Scheduled Amortization Period Commencement Date, and the denominator of which is 360; *plus*

      (b)   additional amounts specified for each other Series in Group I in the related supplement; *minus*

      (c)   the balance on deposit in the Negative Carry Account on that Business Day.

On and after the Negative Carry Account Funded Date, the amount of the Negative Carry Receivables Reserve will equal zero.

E. Calculation of the Warranty Ratio.

The Warranty Ratio set forth below is calculated on the basis of the present warranty arrangements between International and Ford. In the event that International and Ford enter into a different warranty arrangement in the future which is not consistent with methodology used to calculate the Warranty Ratio as set forth below, then (i) those Receivables subject to such different warranty arrangement will not be Eligible Receivables unless and until the Rating Agency Condition is satisfied with respect to such different warranty arrangement and (ii) the definition of "Base Amount," "Warranty Ratio" and their constituent terms may be amended, modified and supplemented by the Seller, the Trust and the Indenture Trustee, without the consent of Noteholders, in such manner as is necessary to accommodate such different warranty arrangement, provided that the Rating Agency Condition has been satisfied in connection with such amendments. The phrase "per engine," as used in the calculation of the Warranty Ratio, means the average of an item, expressed on a per engine basis.

The **"Warranty Ratio"** means, as calculated in each Monthly Report as of the most recent Cut-Off Date, a fraction (expressed as a percentage) having (a) a numerator equal to the Warranty Receivables Reserve, and (b) a denominator equal to the Net Eligible Receivables as of the most recent Cut-Off Date.

The **"Warranty Receivables Reserve"** is used to allocate a portion of the value of the aggregate unpaid balance of Receivables held by the Trust to cover the risk that Ford will offset the amounts due on the Receivables by the amount of payments due from International to Ford under the New Warranty Arrangement or any Future Warranty Arrangement (in the event that International breaches its obligation to make the payments directly). In no event shall the Warranty Receivables Reserve be greater than the principal balance of the Receivables. If on any Business Day the Warranty Receivables Reserve increases, and such increase causes the Net Invested Amount to exceed the Base Amount, the Seller shall be obligated to deposit into the Equalization Account the amount required to maintain the Base Amount at a level that is at least equal to the Net Invested Amount. The amount of the Warranty Receivables Reserve on any Business Day will be calculated as follows:

$$WRR = PWAR + FWSP + FWCR$$

where:

WRR $=$ the Warranty Receivables Reserve;

PWAR $=$ the Pre-1999.5 Warranty Agreement Reserve in effect for that Business Day;

FWSP $=$ the Ford Warranty Settlement Payments in effect for that Business Day; and

FWCR $=$ the Future Warranty Claims Reserve in effect for that Business Day.

1. Pre-1999.5 Warranty Agreement Reserve

"Pre-1999.5 Warranty Agreement Reserve" means, as calculated in each Monthly Report as of the most recent Cut-Off Date the greater of (a) the aggregate amount paid by International to Ford in respect of the Prior Warranty Agreement during the six consecutive Collection Periods ending on the most recent Cut-Off Date and (b) the highest amount paid by International to Ford in respect of the Prior Warranty Agreement during any one Collection Period within the 12 consecutive Collection Periods ending on the most recent Cut-Off Date. The Pre-1999.5 Warranty Agreement Reserve will include amounts for both general engine warranty claims and also for emissions-related warranty claims.

2. Ford Warranty Settlement Payments

"Ford Warranty Settlement Payments" means (1) the aggregate amount of payments received by International from Ford as a result of the related New Warranty Costs being less than the Interim Warranty Target for any Model Year Group, *minus* (2) the aggregate amount of payments made by International to Ford representing repayment of amounts described in clause (1), which amounts were repaid as a result of related New Warranty Costs for any Model Year Group subsequently increasing to an amount equal to or closer to the Interim Warranty Target.

"New Warranty Costs" means the dollar amount per engine of actual expenditures in respect of warranty claims made by purchasers of Ford trucks for a given Model Year Group that are covered under the New Warranty Arrangement or any Future Warranty Arrangement. New Warranty Costs for each Model Year Group will be calculated by Ford and International periodically. The New Warranty Costs are based on the warranty costs incurred by each engine in a Model Year Group during the period that begins on the date such engine went into service and that ends on a date that is a specified number of months after such date of service (such period, the **"Applicable Interval"**). For the New Warranty Arrangement, the Applicable Intervals are 6 months, 18 months, 30 months and 45 months. Therefore, for example, the New Warranty Costs for the Applicable Interval of 18 months for a given Model Year Group will equal the average warranty expenditures per engine in that Model Year Group during the first 18 months of service for each such engine.

"Warranty Costs" means the aggregate dollar amount per engine of actual expenditures in respect of warranty claims made by purchasers of Ford trucks and vans that are covered under the New Warranty Arrangement, the Prior Warranty Arrangement and any Future Warranty Arrangement.

"Interim Warranty Target" means the targeted Warranty Cost per engine for a Model Year Group, which is specified for the Applicable Intervals in the New Warranty Arrangement or Future Warranty Arrangement. For the New Warranty Arrangement, the Interim Warranty Target is specified for the Applicable Intervals for each Model Year Group of 6 months, 18 months and 30 months. The amount of the Interim Warranty Targets, and the Applicable Intervals at which the Interim Warranty Targets may be specified, for any Future Warranty Arrangement may differ from that specified in the New Warranty Arrangement.

3. Future Warranty Claims Reserve

"Future Warranty Claims Reserve" will be the greater of (a) the product of (i) the Net Eligible Receivables as reported in the Daily Activity Report for that Business Day, *multiplied by* (ii) 5% and (b) the amount calculated as follows:

$$FWCR = [\ \Sigma\ (N_{MYx} \times EWE_{MYx} \times ASF_{MYx}) - NIWSP_{MYx}]$$

where:

FWCR	=	Future Warranty Claims Reserve for that Business Day;
N_{MYx}	=	the number of engines for the applicable Model Year Group covered under the New Warranty Arrangement or a Future Warranty Arrangement, as applicable;
EWE_{MYx}	=	the Excess Warranty Expense for the applicable Model Year Group;
ASF_{MYx}	=	the Applicable Stress Factor for the applicable Model Year Group; and
$NIWSP_{MYx}$	=	the Net International Warranty Settlement Payments for the applicable Model Year Group.

The above calculation will be performed separately for each Model Year Group in service until such time as the Final Warranty Settlement Date has occurred for a Model Year Group and all payments owing by International on such date have been made; thereafter, there shall be no Future Warranty Claims Reserve calculation in respect of such Model Year Group. The Future Warranty Claims Reserve shall equal the sum of the results of performing the above calculation for each Model Year Group. The Future Warranty Claims Reserve will be calculated semi-annually on, and will be effective on, each Warranty Estimation Date.

F.   Calculation of the Warehouse Reserve.

Although there have been Warehouse Engines in the past, there are currently no Warehouse Engines. In the event that International and Ford decide to enter into warehouse arrangements in the future, the Warehouse Reserve will be calculated as set forth below.   In the event that International and Ford enter into a warehouse arrangement in the future which is not consistent with methodology used to calculate the Warehouse Reserve as set forth below, then (i) those Receivables subject to such warehouse arrangement will not be Eligible Receivables unless and until the Rating Agency Condition is satisfied with respect to such warehouse arrangement and (ii) the definition of "Base Amount," "Warehouse Reserve" and their constituent terms may be amended, modified and supplemented by the Seller, the Trust and the Indenture Trustee, without the consent of Noteholders, in such manner as is necessary to accommodate such warehouse arrangement, provided that the Rating Agency Condition has been satisfied in connection with such amendments.

"Warehouse Reserve" means the product of (a) the excess, if any, of (i) the Proxy Price *over* (ii) the Deemed Warehouse Price and (b) the number of Warehouse Engines.

"Deemed Warehouse Price" means the lowest actual stated price per engine for any Engine then being sold by International to Ford.

"Proxy Price" means the price per engine invoiced to Ford for Warehouse Engines, calculated as of the date that such engines are shipped to such Warehouse. The Proxy Price is agreed upon by International and Ford.

"Warehouse Engine" means any engine (a) which has been shipped by International to a Warehouse to be held on behalf of Ford pending shipment to a Ford production facility and (b) for which International has invoiced Ford at the Proxy Price.

> **G.   Calculation of the Excess Extended Term Balance**.

"Excess Extended Term Balance" means, the minimum aggregate unpaid balance of Receivables (beginning with those Receivables with the longest Payment Term) needed to be removed from the Trust in order to reduce the Weighted Average Payment Term to 45 days or less.

"Payment Term" means, with respect to each Receivable, the number of days between the date that such Receivable was transferred to the Trust and the date that such Receivable is due.

"Weighted Average Payment Term" means, for any Business Day, the quotient of:

(a) the sum of (1) the product of (A) the unpaid balance of each Eligible Receivable (other than any Eligible Receivable, the unpaid balance of which is included in the Excess Extended Term Balance) in the Trust and (B) the Payment Term with respect to such Receivable, *divided by*

(b) the aggregate unpaid balance of all Eligible Receivables as of such Business Day (other than any Eligible Receivable, the unpaid balance of which is included in the Excess Extended Term Balance).

> **4.   Definitions.**

"Anticipated Warranty Expense" means the expected Warranty Cost per engine for a Model Year Group under the New Warranty Arrangement or any Future Warranty Arrangement for the applicable Warranty Settlement Date. Before a Model Year Group has reached its first Warranty Settlement Date, the Anticipated Warranty Expense shall equal the Interim Warranty Target for the first Warranty Settlement Date and the Final Warranty Target for the final Warranty Settlement Date. After International and Ford have calculated the actual Warranty Cost per engine for a Model Year Group for any Warranty Settlement Date, the Anticipated Warranty Expense, for purposes of calculating the Excess Warranty Expense, shall equal such actual Warranty Cost per engine as calculated by International and Ford.

"Applicable Stress Factor" means 1.5 for a Model Year Group, unless a Forecasting Shortfall with respect to such Model Year Group is in effect, in which case the Applicable Stress Factor means 2.0 for such affected Model Year Group.

"Excess Warranty Expense" for a Model Year Group means the portion of the following amount per engine which is payable by International to Ford: the greater of (1) the result of (a) the Anticipated Warranty Expense per engine for the final Warranty Settlement Date for that Model Year Group *minus* (b) the Final Warranty Target per engine for that Model Year Group and (2) the result of (a) the Anticipated Warranty Expense per engine for the next following Warranty Settlement Date for that Model Year Group *minus* (b) the Interim Warranty Target per engine for the next following Warranty Settlement Date for that Model Year Group; *provided, however,* that if the Anticipated Warranty Expense is less than or equal to the Final Warranty Target and the Interim Warranty Target (as applicable) for a Model Year Group, then the Excess Warranty Expense for that Model Year Group shall be zero.

"Final Warranty Target" means the targeted Warranty Cost per engine for a Model Year Group, which is specified at the final Warranty Settlement Date for such Model Year Group. For the New Warranty Arrangement, the Final Warranty Target is specified at the point at which each Model Year Group has been in service for 45 months. The amount of the Final Warranty Target and the date at which the Final Warranty Target may be specified for any Future Warranty Arrangement may differ from that specified in the New Warranty Arrangement.

"Forecasting Shortfall" means, for any Model Year Group, as of a Warranty Settlement Date, that (a) the International Warranty Settlement Payments (calculated on a per engine basis) paid on such Warranty Settlement Date *minus* (b) the Reserved Amount as of the immediately preceding Warranty Estimation Date *exceeds* (c) $5 per engine. A Forecasting Shortfall shall be in effect from such Warranty Settlement Date to, but not including, the next Warranty Settlement Date.

"Future Warranty Arrangement" means any future agreement or practice pursuant to which International and Ford agree to allocate payments due in respect of engine warranty claims from Ford customers, *provided however,* that the provisions of such agreement or practice are compatible with the calculation of the Base Amount as set forth in this Exhibit A.

"International Warranty Settlement Payments" for a Model Year Group means the aggregate amount of payments made by International to Ford as a result of the related New Warranty Costs for such Model Year Group being greater than any Interim Warranty Target for such Model Year Group.

"Model Year Group" means all engines sold by International to Ford during a given model year.

"Net International Warranty Settlement Payments" for a Model Year Group means (1) the International Warranty Settlement Payments for such Model Year Group, *minus* (2) the aggregate amount of payments made by Ford to International representing repayment of amounts described in clause (1), which amounts were repaid as a result of related New Warranty Costs subsequently being less than the Interim Warranty Target for such Model Year Group.

"Reserved Amount" means the Excess Warranty Expense *multiplied by* 1.5.

"Warranty Estimation Date" means, with respect to a Model Year Group, the Payment Date which is in the month in which a Warranty Settlement Date occurs and the Payment Date which is in the month six months after a Warranty Settlement Date.

"Warranty Settlement Date" means the date on which International and Ford settle payments under the New Warranty Arrangement or any Future Warranty Arrangement. Under the New Warranty Arrangement, the Warranty Settlement Dates shall be in March after the last engine in a Model Year Group has been in service 6 months, 18 months and 30 months, and in July after the last engine in a Model Year Group has been in service 45 months.

II. GROUP COLLECTION ALLOCATION PERCENTAGE

So long as all outstanding Series are in Group I, the Group Collection Allocation Percentage will equal 100%. If additional Series are issued that are not in Group I, then the Group Collection Allocation Percentage will equal (i) on any Business Day prior to the Group I Amortization Calculation Date (a) the percentage equivalent of a fraction (1) the numerator of which is the Required Receivables for Group I on that Business Day and (2) the denominator of which is the sum of the Required Receivables for Group I and all other outstanding Series on that Business Day and (ii) on and following the Group I Amortization Calculation Date, the Group Collection Allocation Percentage calculated as of the Group I Amortization Calculation Date. On any Business Day on which a group amortization period commences for a group other than Group I, the Group Collection Allocation Percentage will be recalculated in the manner set forth in this paragraph.

The **"Required Receivables"** means, on any Business Day, collectively for all Series in Group I:

(a)   So long as a Group I Amortization Period has not commenced, the result of the following formula:

$$\frac{(GIIA + CCRR + NCRR)}{(1\text{-}DWRR)} \quad x \quad \frac{R}{(NER)}$$

where:

NER   =   the Net Eligible Receivables, which is the greater of (i) (ER-AP-WHR-EETB) and (ii) zero;

NCRR   =   the Negative Carry Receivables Reserve as reported in the Daily Activity Report for that Business Day;

CCRR   =   the Carrying Cost Receivables Reserve as reported in the Daily Activity Report for that Business Day;

WHR   =   the Warehouse Reserve, as reported in the Daily Activity Report for that Business Day;

DWRR   =   the Dilution/Warranty Reserve Ratio in effect for that Business Day;

EETB   =   the Excess Extended Term Balance, as reported in the Daily Activity Report for that Business Day;

GIIA   =   the **"Group Initial Invested Amount"** (defined as the sum of the Series 2000-1 initial principal balance *plus* the aggregate of the initial principal balance of each other Series in Group I, all determined at that time);

ER   =   the aggregate unpaid balance of Eligible Receivables as reported in the Daily Activity Report for that Business Day;

AP   =   the balance of any accounts payable from International or Navistar Financial to Ford which are unrelated to engine warranty or dilution, as reported in the Daily Activity Report for that Business Day; and

R   =   the aggregate unpaid balance of Receivables held by the Trustee as reported in the Daily Activity Report for that Business Day.

      (b)   If a Group I Amortization Period has commenced, the result of the following formula:

AGIIA + ASA + UCCRR + WRR + NCRR

where:

AGIIA	=	the adjusted Group Initial Invested Amount on that Business Day (which shall equal the Group Initial Invested Amount, reduced (but not below zero) by the amount of the Investor Allocable Dilution/Warranty Amount (net of Investor Allocable Recoveries and Investor Allocable Dilution/Warranty Adjustments that have been applied to reinstate the Group Invested Amount));
UCCRR	=	the Unfunded Carrying Cost Receivables Reserve on that Business Day;
ASA	=	the Available Subordinated Amount on that Business Day;
WRR	=	the Warranty Receivables Reserve on the Business Day; and
NCRR	=	the Negative Carry Receivables Reserve as reported in the Daily Activity Report for that Business Day.

"Unfunded Carrying Cost Receivables Reserve" means, on any Business Day falling in a Group I Amortization Period, the difference (but not less than zero) of (a) the Carrying Cost Receivables Reserve as of the Group I Amortization Calculation Date, *minus* (b) the aggregate Group Collections deposited into the Carrying Cost Account during the portion of the Group I Amortization Period up to and including that Business Day.

The Required Receivables for any Series not included in Group I will be calculated in a similar manner, subject to such variations as may be specified in the applicable supplement.

PRINCIPAL FUNDING ACCOUNT and GROUP I ACCOUNTS

Series 2000-1 Principal Funding Account

    The Bank of New York
    ABA No.: XXXX
    Account Number: XXXX
    Ref: XXXX

Carrying Cost Account

    The Bank of New York
    ABA No.: XXXX
    Account Number: XXXX
    Ref: GLA XXXX

Negative Carry Account

    The Bank of New York
    ABA No. XXXX
    Account Number: XXXX
    Ref: GLA XXXX

Holdback Account

    The Bank of New York
    ABA No.: XXXX
    Account Number: XXXX
    Ref: GLA XXXX

Equalization Account

    The Bank of New York
    ABA No. XXXX
    Account Number: XXXX
    Ref: GLA XXXX